                                             As Filed Pursuant to Rule 424(b)(5)
                                             Registration No. 333-56049

        THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

            PRELIMINARY PROSPECTUS SUPPLEMENT DATED JANUARY 29, 2001

PROSPECTUS  SUPPLEMENT

(TO PROSPECTUS DATED JUNE 30, 1998)

                                3,000,000 SHARES

                                    MUNIMAE
                        MUNICIPAL MORTGAGE & EQUITY, LLC
                                 COMMON SHARES
                             ----------------------
     MuniMae is selling all of the shares. The shares trade on the New York Stock Exchange under the symbol "MMA." On January 26, 2001, the last sale price as reported on the New York Stock Exchange was $23.75 per share.

      INVESTING IN THE COMMON SHARES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-10 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 4 OF THE ACCOMPANYING PROSPECTUS.
                             ----------------------

                                                                      PER SHARE              TOTAL
                                                                      ---------              -----
        Public offering price.......................................      $                    $
        Underwriting discount.......................................      $                    $
        Proceeds, before expenses, to MuniMae.......................      $                    $

     The underwriters may also purchase up to an additional 450,000 shares from MuniMae at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about        , 2001.
                             ----------------------

MERRILL LYNCH & CO.
               UBS WARBURG LLC
                               FIRST UNION SECURITIES, INC.
                                           LEGG MASON WOOD WALKER
                                                        INCORPORATED
                             ----------------------
            The date of this prospectus supplement is        , 2001

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Prospectus Supplement Summary...............................   S-3
Risk Factors................................................  S-10
Forward-Looking Information.................................  S-21
Use of Proceeds.............................................  S-21
Price Range of Common Shares and Distribution History.......  S-22
The Company.................................................  S-23
Business Segments and Sources of Income.....................  S-27
Management..................................................  S-30
Federal Income Tax Considerations...........................  S-32
Underwriting................................................  S-40
Legal Matters...............................................  S-42
Experts.....................................................  S-42

                            PROSPECTUS
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     2
The Company.................................................     3
Risk Factors................................................     4
Ratios of Earnings to Combined Fixed Charges and Preferred
  Dividends.................................................     9
Use of Proceeds.............................................    10
Description of Common Shares................................    10
Description of Preferred Shares.............................    10
Description of Warrants.....................................    13
Plan of Distribution........................................    13
Experts.....................................................    15
Legal Matters...............................................    15

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompany prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
                            ------------------------

     In this prospectus supplement, "we," "us," "our" or "ours" each refers to MuniMae, its subsidiaries and its predecessor as a combined entity. "MuniMae" refers to Municipal Mortgage & Equity, LLC and its subsidiaries organized as limited liability companies. "Midland" refers to Midland Financial Holdings, Inc. and its subsidiaries.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights information contained elsewhere in this prospectus supplement. It is not complete and may not contain all of the information that is important to you. To understand this offering of common shares, you should read the entire prospectus supplement and accompanying prospectus carefully, especially the risk factors and federal income tax considerations.

                                  THE COMPANY

     We are in the business of originating, investing in and servicing investments related to multifamily housing financings. A significant portion of our investments are mortgage revenue bonds, or interests in mortgage revenue bonds, issued by state and local governments or their agencies or authorities to finance multifamily housing developments. As a result, interest income from these investments is exempt for federal income tax purposes. Multifamily housing developments, as well as the rents paid by the tenants, secure these investments. We also originate, invest in and service investments related to multifamily housing financings that are not mortgage revenue bonds issued by any government or authority. These investments generate taxable, not tax-exempt, income. At September 30, 2000, we owned or managed a portfolio of investments secured directly or indirectly by 667 properties that contained a total of 63,618 units and were located in 45 states, the District of Columbia and the U.S. Virgin Islands.

     In October 1999 we acquired Midland Financial Holdings, Inc., which is now our wholly owned corporate subsidiary. Midland is a fully integrated real estate investment firm specializing in providing financing to the affordable multifamily housing industry. After the Midland acquisition, we restructured our operations into two business segments: (1) an investing segment consisting of subsidiaries holding investments producing primarily tax-exempt interest income and (2) an operating segment that primarily generates taxable interest income and, through corporate subsidiaries, fee income by providing servicing, loan origination and tax credit equity syndication services.

     MuniMae is organized as a limited liability company. This structure allows MuniMae to combine the limited liability, governance and management characteristics of a corporation with the pass-through income features of a partnership. As a result, the tax-exempt income we derive from certain investments remains tax-exempt when we pass it through to shareholders. Approximately 92% of MuniMae's net income for the nine months ended September 30, 2000 was tax-exempt.

     The key elements of our strategy are:

     - SELECTIVE ACQUISITIONS. We seek external growth by investing in new assets secured by multifamily housing that have characteristics similar to our other investments and possess attractive returns. For the nine months ended September 30, 2000, we have participated in transactions with respect to mortgage revenue bonds and bond related investments having a face value of approximately $142 million, all of which are expected to generate tax-exempt income. In each transaction we either purchased a whole mortgage revenue bond, a portion of a mortgage revenue bond or a residual interest security.

     - INTENSIVE ASSET MANAGEMENT. We seek to maximize current and future cash flow through active management of our investments. To achieve this goal, we utilize strategic asset management plans to maximize collections of debt service payments while maintaining the long term economic viability of the properties securing our investments. On a portfolio-wide basis, we conduct ongoing site visits and inspections, management agent assessments, budget reviews, market analyses and monthly and annual operating statement reviews, and also monitor the capital plans for each property. Participating mortgage revenue bonds, on which the amount of the interest payments made to us is based, in part, on property performance, represented 46% of the fair value of the mortgage revenue bonds we held at September 30, 2000. These participating bonds provide us the opportunity to realize greater returns if and to the extent property performance improves.

     - BALANCED FUNDING STRATEGY. We seek a combination of equity financing, debt financing and two types of securitizations of our assets to finance the acquisition of tax-exempt investments. We believe that securitizations (which are described in detail on page S-26) of investments that generate tax-exempt income provide funds for acquisitions at a low cost relative to the costs of other forms of financing.

     - DIVERSE ACCESS TO CAPITAL AND EXPANDED PRODUCT LINE. The acquisition of Midland has enabled us to increase our access to capital from both pension funds and Fannie Mae and expand our product line to include investments that generate taxable income, syndication of tax credit equity and investment advisory services. We have used our expanded product line to create a full service, one-stop resource for tax-exempt and taxable financing to the multifamily housing markets and believe we can take advantage of cross-selling opportunities with our larger customer base.

     We utilize our unique combination of real estate and tax-exempt investment expertise to select and aggressively manage our investments and to develop financing opportunities. We have been acquiring and financing investments secured by real estate for over 50 years. Our senior management team, led by Mark K. Joseph, Chairman and Chief Executive Officer, has an average of 10 years of experience with us and our affiliates, and an average of 22 years of experience in the real estate industry. Upon completion of this offering, our management and employees will own approximately 11% of the outstanding common shares.

     Our executive offices are located at 218 North Charles Street, Suite 500, Baltimore, Maryland 21201 and our telephone number is (410) 962-8044.

                    BUSINESS SEGMENTS AND SOURCES OF INCOME

     Our operations consist of two business segments: (1) an investing segment consisting of subsidiaries holding investments producing primarily tax-exempt interest income and (2) an operating segment that primarily generates taxable interest income and, through corporate subsidiaries, fee income by providing servicing, loan origination and tax credit equity syndication services.

INVESTING SEGMENT

     The following table sets forth summary data with respect to the mortgage revenue bonds and bond-related investments held by our investing segment as of September 30, 2000:

                                                                           PRO
                                                           WEIGHTED       FORMA     FACE AMOUNT RANGE    INTEREST RATE
                                      FACE       FAIR      AVERAGE       ANNUAL           (000S)            RANGE(5)
                                     AMOUNT     VALUE      INTEREST     INTEREST    ------------------   --------------
                                     (000S)     (000S)       RATE       (000S)(4)     LOW       HIGH      LOW     HIGH
                                    --------   --------    --------     ---------   -------   --------   -----   ------
INVESTMENTS IN MORTGAGE REVENUE
  BONDS:
Participating bonds...............  $157,735   $150,258    7.66%(2)      $12,085    $6,725    $33,900    4.98%    9.51%
Non-participating bonds...........   254,309    241,559(1)   7.11(3)      18,075        25     54,999    5.05     9.50
Participating subordinate bonds...    64,704     60,544      9.31(2)       6,022     1,489     12,415    0.66    22.06
Non-participating subordinate
  bonds...........................    12,862     12,309     10.00(3)       1,287       675      5,000    5.00    13.00
                                    --------   --------     -----        -------
TOTAL.............................  $489,610   $464,670      7.67%       $37,469
                                    ========   ========     =====        =======

                                                            PRO FORMA
                                        FACE       FAIR      ANNUAL
                                       AMOUNT     VALUE     INTEREST
                                       (000S)     (000S)    (000S)(4)
                                      --------   --------   ---------
INVESTMENT IN RESIDUAL BOND RELATED
  INVESTMENTS.......................  $  4,955   $ (1,485)   $8,585
                                      ========   ========    ======

---------------
(1) Aggregate fair value of the non-participating bonds includes the fair values of two mortgage revenue bonds that we have securitized resulting in $24 million of short term debt. These bonds continue to be reflected on our balance sheet because the accounting for these transactions is partially dependent on certain call provisions which enabled us to retain effective control over these mortgage revenue bonds.

(2) Weighted average interest rate of participating bonds is derived by annualizing September 30, 2000 year-to-date aggregate interest paid on all participating bonds and dividing by the aggregate face amount of all participating bonds as of September 30, 2000.

(3) Weighted average interest rate of non-participating bonds is derived by summing the product of the face amount times the interest rate of each non-participating bond and dividing the total by the aggregate face amount of all non-participating bonds.

(4) Pro forma annual interest represents year-to-date aggregate interest income as of September 30, 2000 annualized. Interest income from our residual interests may vary substantially as interest rates rise and fall. See "Risk Factors -- We may suffer adverse consequences from changing interest rates and the effectiveness of our hedging strategies."

(5) With respect to participating mortgage revenue bonds, low and high interest rates are derived by annualizing September 30, 2000 year-to-date aggregate interest paid and dividing by face amount as of September 30, 2000. With respect to non-participating mortgage revenue bonds, low and high interest rates are based upon the stated base rates in the mortgage revenue bonds.

OPERATING SEGMENT

     The following table sets forth summary data with respect to our operating segment for the nine months ended September 30, 2000:

                                                              FEE INCOME FOR THE NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 2000
                                                                      (000S)
                                                              -----------------------
Loan origination fees(1)....................................          $ 6,455
Loan servicing fees(2)......................................            4,163
                                                                      -------
          TOTAL.............................................          $10,618
                                                                      =======

---------------
(1) Brokerage fees derived from tax credit equity syndication fund originations are allocated to origination fees. Segment figure excludes the adjustment to arrive at consolidated loan origination fees of ($1.626 million) which is related to origination fees on purchased investments which are deferred and amortized into income over the life of the investment.

(2) Fees for servicing existing tax credit equity syndication funds which totaled $1.4 million through September 30, 2000 are not included in servicing fees.

                                  THE OFFERING

Common shares offered.........   3,000,000

Common shares outstanding
after the offering............   20,655,737

Use of proceeds...............   We estimate that our net proceeds from this
                                 offering without exercise of the over-allotment option will be approximately $67.5 million. We intend to use the net proceeds to reduce outstanding notes payable of our corporate subsidiary; however, we may use a portion of the proceeds to fund future investment activity. See "Use of Proceeds."

Risk Factors..................   See "Risk Factors" and other information
                                 included in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in the common shares.

NYSE symbol...................   "MMA"

     The number of shares outstanding after the offering excludes 1,822,033 shares reserved for issuance under our share option plans, of which options to purchase 1,220,970 shares at an average exercise price of $18.00 have been issued. This number assumes that the underwriters' over-allotment options are not exercised. If the over-allotment options are exercised in full, we will issue and sell an additional 450,000 shares yielding estimated additional net proceeds of $10.1 million which we intend to use to reduce outstanding notes payable; however, we may use a portion of the proceeds to fund future investment activity. See "Use of Proceeds."

                              DISTRIBUTION POLICY

     The holders of the common shares are entitled to distributions as declared by our board of directors. Our current policy is to distribute to the holders of common shares at least 80% of our cash flow from operations (exclusive of capital-related items and reserves), but only after payment of distributions to the holders of our preferred shares, preferred capital distribution shares and term growth shares and payments to holders of preferred shares issued by one of our subsidiaries.

                              RECENT DEVELOPMENTS

RECENT TRANSACTIONS

     Since September 30, 2000, we have acquired approximately $59 million in face value of mortgage revenue bonds. All of the mortgage revenue bonds that we have acquired since September 30, 2000 were acquired at their face value. The following table sets forth summary data regarding these transactions:

INVESTMENTS IN MORTGAGE REVENUE BONDS:

                                                        FACE AMOUNT
BOND                                                      (000S)       INTEREST RATE    CLOSING DATE
----                                                    -----------    -------------    ------------
Bedford Park..........................................    $ 9,325          8.00%(1)      10/24/2000
Fort Branch...........................................     12,318          7.70(2)       12/13/2000
Timber Ridge..........................................      5,215          7.95(3)       12/15/2000
Arlington.............................................     12,625          8.10(4)       12/29/2000
Jefferson Commons.....................................     19,900          8.20(5)       12/28/2000
                                                          -------
     Total............................................    $59,383
                                                          =======

---------------
(1) Interest rate is the permanent interest rate. Construction rate is 8.625%.

(2) Interest rate is permanent interest rate. Construction rate is 8.10%.

(3) Interest rate is the base rate. Bond accrues interest up to a maximum rate of 8.25%.

(4) Interest rate is base rate until the first remarketing date. Bond accrues interest up to a maximum rate of rate of 8.75%. Construction rate is 8.75%.

(5) Interest rate is the base rate. Bond accrues interest up to a maximum rate of rate of 8.65%.

SHORT TERM SECURITIZATIONS:

     Since September 30, 2000, we have engaged in three short term securitization transactions that generated proceeds to us of approximately $49 million:

                                                                           STATED         FACE AMOUNT
                                                      FACE AMOUNT OF    INTEREST RATE         OF
                                                        UNDERLYING           OF            RESIDUAL
                                                           BOND          UNDERLYING        INTERESTS
UNDERLYING BOND                                           (000S)            BOND            (000S)
---------------                                       --------------    -------------    -------------
Fort Branch(1)......................................     $12,318            7.70%             $ 8
Barrington(2).......................................      27,250            7.85                5
Bedford Park(3).....................................       9,325            8.00                5
                                                         -------                              ---
     Total..........................................     $48,893                              $18
                                                         =======                              ===

---------------
(1) Stated rate is permanent interest rate. Construction rate is 8.10%.

(2) Stated rate is the base rate. Bond accrues interest up to 8.35%.

(3) Stated rate is permanent interest rate. Construction rate is 8.625%.

REPAYMENT OF MORTGAGE REVENUE BONDS:

     On December 20, 2000, our mortgage revenue bond known as Southfork was redeemed. The proceeds that we received upon the redemption included a return of principal of $10.375 million, contingent interest of $1.7 million and repayment of a working capital loan of $175,000. As a result of the Southfork redemption, holders of our preferred shares are entitled to receive a distribution from us in the amount of $1.3 million.

MIDLAND:

     In the agreement pursuant to which we acquired Midland we set performance goals related to Midland for each of the three years following the acquisition. The achievement of these performance targets will result in aggregate payments of approximately $10 million over the three years to the former owners of Midland. As of September 30, 2000, Midland reached the first of these targets. As a result, we issued 155,234 common shares to the former owners of Midland.

CREDIT ENHANCEMENT FACILITY:

     During December 2000 we closed a $100 million credit enhancement facility, which immediately refinanced short term credit enhancement on approximately $70 million of our existing securitization portfolio with long term credit enhancement through Fannie Mae. The facility also provided credit enhancement to two of our previously unenhanced mortgage revenue bonds having an aggregate fair market value of approximately $10 million as of September 30, 2000 and replaced the credit enhancement on approximately $20 million of mortgage revenue bonds that were previously credit enhanced by a credit facility provided through MMACap LLC prior to December 2000. The $100 million credit enhancement facility, which was completed through MMACap, LLC, our wholly owned subsidiary, is an open-ended facility and will facilitate the placement of long term securitization capital, thereby enabling us to securitize our mortgage revenue bonds at a fixed interest rate and for a term that more closely matches the term of the bond. The MMACap credit enhancement facility was arranged through our Midland subsidiary, a Fannie Mae approved lender, and enables us to diversify our traditional securitization capabilities. In order to provide credit enhancement to the bonds secured by the facility, we pledged investments that we own having a fair value of $28,057,000 as of September 30, 2000.

                             SUMMARY FINANCIAL DATA

     The following table sets forth our summary financial data. The following information should be read in conjunction with the financial statements and notes included or incorporated by reference in this prospectus supplement. The financial data as of and for the years ended December 31, 1999 and 1998 have been derived from audited financial statements incorporated by reference in this prospectus supplement.

     The financial data at September 30, 2000 and for the nine months ended September 30, 2000 is derived from unaudited consolidated financial statements incorporated by reference in this prospectus supplement. The unaudited financial information includes all adjustments (consisting of normal recurring adjustments) that our management considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2000.

     The summary financial data reflects our acquisition of Midland effective October 20, 1999. The transaction was accounted for as a purchase.

                                                      NINE MONTHS                 YEAR ENDED
                                                         ENDED                   DECEMBER 31,
                                                   SEPTEMBER 30, 2000    ----------------------------
                                                      (UNAUDITED)            1999            1998
                                                   ------------------    ------------    ------------
                                                   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
INCOME:
Interest on mortgage revenue bonds and other bond
  related investments............................      $   30,018         $   35,435      $   23,241
Interest on loans................................          22,948              6,543           4,563
Loan origination and brokerage fees..............           4,829              3,925             425
Loan servicing fees..............................           4,163              1,759             883
Interest on short term investments...............           3,128              1,848           1,330
Other income.....................................           3,790              1,356             273
Net gain on sales................................             200              2,680           4,743
                                                       ----------         ----------      ----------
TOTAL INCOME.....................................      $   69,076         $   53,546          35,458
                                                       ----------         ----------      ----------
EXPENSES:
Salaries and benefits............................      $   10,827         $    6,746      $    3,309
Operating expenses...............................           5,675              3,069           2,693
Goodwill and other intangibles amortization......           1,074                297              --
Interest expense.................................          22,303              6,665              --
Other-than-temporary impairments related to
  investments in mortgage revenue bonds and other
  bond related investments.......................              --                 --           2,049
                                                       ----------         ----------      ----------
TOTAL EXPENSES...................................      $   39,879         $   17,897      $    8,051
                                                       ----------         ----------      ----------
NET INCOME BEFORE INCOME ALLOCATED TO PREFERRED
  SHAREHOLDERS IN A SUBSIDIARY COMPANY AND INCOME
  TAXES..........................................          29,197             35,649          27,407
Income allocable to preferred shareholders in a
  subsidiary company.............................           5,868              3,433              --
                                                       ----------         ----------      ----------
NET INCOME BEFORE INCOME TAXES...................          23,329             32,216          27,407
Income taxes.....................................             904                703              --
                                                       ----------         ----------      ----------
NET INCOME.......................................      $   22,425         $   31,513      $   27,407
                                                       ==========         ==========      ==========
NET INCOME ALLOCATED TO COMMON SHARES............      $   20,732         $   28,796      $   24,728
                                                       ==========         ==========      ==========

                                                      NINE MONTHS                 YEAR ENDED
                                                         ENDED                   DECEMBER 31,
                                                   SEPTEMBER 30, 2000    ----------------------------
                                                      (UNAUDITED)            1999            1998
                                                   ------------------    ------------    ------------
                                                   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
NET INCOME PER COMMON SHARE......................      $     1.19         $     1.70      $     1.62
                                                       ==========         ==========      ==========
Weighted average common shares outstanding.......      17,436,639         16,922,788      15,233,380
DILUTED NET INCOME PER COMMON SHARE..............      $     1.16         $     1.67      $     1.60
                                                       ==========         ==========      ==========
Diluted weighted average common shares
  outstanding....................................      17,880,850         17,740,671      15,938,249
BALANCE SHEET DATA:
Total assets.....................................      $  950,926         $  801,746      $  364,161
Total liabilities................................      $  454,127         $  357,976      $    8,709
Preferred shareholders' equity in a subsidiary
  company........................................      $  137,676         $   80,159              --
Total shareholders' equity.......................      $  359,123         $  363,611      $  355,452

OTHER DATA (UNAUDITED):
Recurring cash available for distribution to
  common shareholders(1).........................      $   23,508         $   28,789      $   25,133
Cash available for distribution to common
  shareholders(1)................................      $   23,508         $   29,773      $   26,596
Cash distributions to common shareholders........      $   21,853         $   27,388      $   23,933

---------------
(1) Cash Available for Distribution ("CAD") does not represent cash flow from operations as defined by generally accepted accounting principles ("GAAP") and should not be considered an alternative to net income as an indicator of our operating performance and is not indicative of cash available to fund all cash flow needs. We use CAD as the primary measure of our ability to pay distributions. CAD differs slightly from net income because of differences between GAAP and actual cash received. There are three primary differences between CAD and GAAP income. The first is the treatment of loan origination fees, which for CAD purposes are recognized as income when received, but for GAAP purposes are amortized over the life of the associated investment. The second difference is the non-cash gain and loss recognized for GAAP associated with valuations and sales of investments, which are not included in the calculation of CAD. The third difference is the treatment of goodwill and other intangibles, which are amortized into expenses for GAAP, and not included in the calculation of CAD.

                                  RISK FACTORS

     Before you invest in the common shares, you should be aware that the occurrence of any of the events described in this risk factors section and elsewhere in this prospectus supplement and the accompanying prospectus could have a material adverse effect on our business, financial condition and results of operations. You should carefully consider these risk factors, together with all of the other information included in this prospectus supplement and the accompanying prospectus, before you decide to purchase the common shares.

THE PROPERTIES SECURING OUR INVESTMENTS MAY NOT GENERATE SUFFICIENT INCOME TO MAKE THE PAYMENTS DUE TO US.

     One of the major risks of owning investments secured by multifamily residential properties is the possibility that the owner of the property securing an investment does not make the payments due to us. The following is a list of some of the things that might result in a decrease in income from the properties:

- Adverse economic conditions, either local, regional or national, may limit the amount of rent that can be charged for rental units at the properties. Adverse economic conditions may also result in a reduction in timely rent payments or a reduction in occupancy levels.

- Occupancy and rent levels may decrease due to the construction of additional housing units or the establishment of rent stabilization or rent control laws or similar agreements.

- A decline in the level of mortgage interest rates may encourage tenants in multifamily rental properties to purchase housing, reducing the demand for rental housing.

- City, state and federal housing programs that subsidize many of the properties impose rent limitations and may limit the ability of the operators of the properties to increase rents. This may discourage operators from maintaining the properties in proper condition during periods of rapid inflation or declining market value of the properties. In addition, the programs may impose income restrictions on tenants, which may reduce the number of eligible tenants in the properties and result in a reduction in occupancy rates. Even if a property is not subject to legal restrictions on the amount of rent that may be charged to low and moderate income tenants, rental market conditions and other factors may result in reduced rents.

- Tenants who are eligible for subsidies or similar programs may not find the differences in rents between the subsidized or supported properties and other multifamily rental properties in the same area to be a sufficient economic incentive to reside at a subsidized or supported property, which may have fewer amenities or otherwise be less attractive as a residence.

- Increases in expenses at the property level, including but not limited to capital needs, real estate taxes and insurance.

     All of these conditions and events may increase the possibility that a property owner may be unable to meet its obligations to us with respect to the related mortgage revenue bonds. This could affect our cash available for distribution to holders of our common shares.

OUR INCOME MAY BE ADVERSELY AFFECTED BY DECLINING PROPERTY VALUES AND PROPERTY PERFORMANCE.

     Our business may be adversely affected by periods of economic slowdown or recession that result in declining property values or property performance, particularly declines in the value or performance of multifamily properties. Any material decline in property values weakens the value of the properties as collateral for our investments and increases the possibility of a loss in the event of a default. Additionally, some of our income comes from contingent interest on participating mortgage revenue bonds. Accordingly, a decline in the performance of the related multifamily property would likely have a negative affect on our cash available for distribution to holders of our common shares.

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MANY OF OUR INVESTMENTS ARE ILLIQUID.

     Substantially all of our bond investments lack a regular trading market and are illiquid. This lack of liquidity would be exacerbated during turbulent market conditions or if any of our tax-exempt bonds become taxable or go into default. In the event that we require additional cash during a turbulent market, we may have to liquidate our investments on unfavorable terms. In addition, this illiquidity associated with our mortgage bond investments may cause significant changes in the fair value of our investments which would be reflected in our book value and other comprehensive income.

WE MAY SUFFER ADVERSE CONSEQUENCES FROM CHANGING INTEREST RATES AND THE EFFECTIVENESS OF OUR HEDGING STRATEGIES.

     Changes in interest rates. A decrease in market interest rates may result in a bond issuer redeeming or a bond borrower prepaying or refinancing the bond prior to its stated maturity. We may not be able to reinvest the proceeds of any redeemed investment at an attractive rate of return. This may affect our ability to generate sufficient income to pay distributions on our common shares. Additionally, holders of our preferred shares have the right to distributions upon a sale or refinancing of a specified portfolio of our mortgage revenue bonds. To the extent that we have to make distributions to our preferred holders, we will be able to reinvest only a portion of the proceeds of a sale or refinancing. As of September 30, 2000, the preferred shares are entitled to receive approximately $23 million if all mortgage revenue bonds in the specified portfolio are sold or refinanced at fair value.

     An increase in market interest rates may lead our securitization counterparties or prospective purchasers of our existing investments to demand a higher annual yield than they currently receive. This could increase our cost of capital, reduce the market value of our investments and may result in a reduction, possibly to zero, of interest distributions we receive from our residual trust interests. These occurrences would adversely affect the amount of cash available for distribution to the holders of our common shares.

     In addition, an increase in market interest rates could lead to a decrease in the value of some of our investments. This could cause some counterparties to demand additional collateral to preserve our existing short term securitization facilities. To the extent that additional collateral could not be provided to satisfy these demands, these securitization facilities could be terminated which could adversely affect cash available for distribution to holders of the common shares and our financial condition.

     Hedging Strategies. Developing an effective interest rate risk management strategy is complex, and no strategy can completely insulate us from all potential risks associated with interest rate changes. There is a significant risk that we could be required to liquidate investments to satisfy margin calls if interest rates rise or fall dramatically. In addition, hedging involves transaction costs. If we hedge against interest rate risks, we may substantially reduce our net income or adversely affect our financial condition. Furthermore, there can be no assurance that our interest rate hedging activities will protect us fully against all of the risks involved.

     At September 30, 2000, we had $311 million of floating interest rate exposure related to our securitizations. To reduce our exposure to rising interest rates, we often enter into interest rate hedges. At September 30, 2000, substantially all of our floating rate exposure was hedged by interest rate swaps and caps. Net payments received by us from our interest rate hedges, if any, will be taxable income, even though the investments we are hedging typically pay tax-exempt interest. We enter into hedges for limited time periods and there can be no assurance that we will be able to enter into hedges at favorable prices, or at all, when the existing arrangements expire.

     We may also engage in limited amounts of buying and selling of other hedging products, including, but not limited to, buying and selling financial futures contracts and options on financial futures contracts and trading forward contracts in order to hedge bond purchase commitments. These types of hedging devices and mortgage instruments are complex and can produce volatile results, including margin calls. Additionally, hedging exposes us to the credit risks of our counterparties which may in certain circumstances not pay or perform under their contracts. Accordingly, we cannot assure you that our hedging strategy will have the desired beneficial impact.

OTHER PARTIES HAVE PRIORITY ON THE INTEREST AND PRINCIPAL OF SOME OF OUR INVESTMENTS, INCLUDING WHERE WE HAVE ISSUED GUARANTEES.

     Investments owned by MuniMae TE Bond Subsidiary, LLC. We own 100% of the common shares of one of our subsidiaries, TE Bond Subsidiary, LLC; however, TE Bond Subsidiary has also issued $144 million of preferred shares. The holders of the preferred shares have the first right to income and principal of the investments held by the subsidiary, up to the liquidation preference of the preferred shares of $144 million plus unpaid distributions upon any liquidation. The investments in TE Bond Subsidiary represented $462 million of fair value or 49% of our gross assets as of September 30, 2000 and generated $31.8 million or 46% of our gross income for the nine months ended September 30, 2000. As of September 30, 2000, all but 12% of our mortgage revenue bonds and other bond related investments were held by TE Bond Subsidiary. For the nine months ended September 30, 2000, holders of the subsidiary's preferred shares received an aggregate of $5.868 million in distributions.

     Investments we have securitized or pledged as collateral. We believe that securitizations of our investments that generate tax-exempt income provide funds for acquisitions at a low cost relative to the cost of other forms of financing. We engage in two types of securitization transactions. In a typical short term securitization, we cause mortgage bonds to be deposited into a trust. The trust sells short term floating rate interests in the trust, which have first priority on the cash flow from the deposited mortgage revenue bonds, to third party investors. We purchase from the trust the right to receive the interest remaining after the trust makes payments to the holders of the senior floating rate interests, which is called a residual interest. In the event the trust cannot meet its obligations, all or a portion of the deposited mortgage revenue bonds may be sold to satisfy the obligations to the holders of the senior interests. Therefore, cash flow from these mortgage revenue bonds may not be available to pay any amounts on our residual interests. In the event of the liquidation of the mortgage revenue bonds, no payment will be made to us except to the extent that the sale price received for the mortgage revenue bonds exceeds the amounts due on the senior obligations of the trust.

     Typically the payment of the interest and principal on the senior floating rate interests is guaranteed by a third party credit enhancement provider. We also typically pledge mortgage revenue bonds (however we may pledge assets other than mortgage revenue bonds) to secure this third party's guarantee of payment to the holders of the senior floating rate certificates. In the event that the trust has insufficient income to repay the short term senior floating rate certificates and the third party is required to repay the senior floating rate certificates, our pledged mortgage revenue bonds may be sold to reimburse the third party for its advance of funds and we may lose the cash flow from the mortgage revenue bonds and our ownership interest in them. Our ability to remedy defaults inside the trust is limited. At September 30, 2000, $228 million in fair value or 50% of MuniMae's mortgage revenue bonds and bond related investments (in addition to the mortgage revenue bonds which are the subject of the securitization) were pledged to secure repayment by a third party of $311 million in principal amount of short term senior floating rate certificates. These assets that were pledged as collateral produced $19.6 million or 42.5% of MuniMae's pro forma annual interest. Pro forma annual interest represents aggregate interest income as of September 30, 2000 annualized.

     In addition to short term securitizations, we also utilize longer term fixed-rate securitizations. The interests sold from the longer term securitization trusts bear interest at a fixed rate or at a fixed rate for several years and then are subject to a remarketing. Similar to short term securitizations, we pledge other mortgage revenue bonds that we own to secure our repayment obligation as a credit enhancer. We completed a $67.7 million term securitization facility in 1999. At September 30, 2000, approximately $61 million in fair value (or 6.4% of our gross assets) were pledged to secure repayment of the $67.7 million in principal amount of senior trust certificates issued by the securitization facility.

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     Subordinated Investments.  A portion of our investments are subordinated securities or interests in bonds, notes or other instruments that are junior in right of payment to other bonds, notes or instruments. At September 30, 2000, these investments represented $71 million or 15% of MuniMae's mortgage revenue bonds and bond related investments and produced $15.9 million or 35% of MuniMae's pro forma annual interest income. The risk of these investments include the risk that borrowers may not be able to make payments on both the senior and the junior interests and that the value of the underlying asset may be less than the amounts owed to both the senior and the junior interest holders. As a consequence, we, as a holder of the junior security, could receive less than the full and timely repayment of our investment. Moreover, the holders of the senior interests may control the ability to enforce remedies. Without the consent of the senior holders, we will have limited ability to take actions that might protect our interests. If the cash flow with respect to a particular investment is not sufficient to make full payments on the junior interests, our ability to make distributions to our shareholders could be adversely affected.

     We have obligations under guarantee and loss sharing agreements. We have a loss sharing agreement with Fannie Mae for the $302.5 million of loans we made through Midland that were outstanding at December 31, 1999. Pursuant to this agreement, we may be required to make servicing advancements to pay taxes or insurance premiums or delinquency advances to pay principal or interest if the borrower under the loan fails to make payment. We may also have to participate in deficiencies after foreclosures. In connection with this obligation, we are required to maintain a minimum net worth and collateral with a custodian. Our financial exposure is limited, however, by certain deductibles and a loss limit as of September 30, 2000 of $12.1 million. At September 30, 2000, we had not made any payments pursuant to this obligation. We have also guaranteed payment of $16.2 million of demand notes relating to loans we made and then sold. In addition, to facilitate the closing of the MMACap credit enhancement facility in December 2000, we caused an insurance policy to be provided for the benefit of Fannie Mae to cover the first approximately $24 million of losses incurred by Fannie Mae under the MMACap credit enhancement facility. To obtain this insurance policy, we pledged assets with a fair value of $28 million as collateral to the insurance provider. Under the MMACap credit enhancement facility, we are also obligated to maintain a minimum credit rating with respect to the insurance policy. To the extent that the credit rating of the insurance provider is downgraded below this minimum credit requirement, we may be unable to replace or upgrade the policy to the minimum requirement. Failure to maintain the policy would result in a default under the MMACap credit enhancement facility.

WE HAVE LIMITED RECOURSE UPON A MORTGAGE REVENUE BOND DEFAULT OR UPON THE BANKRUPTCY OF A BORROWER UNDER A MORTGAGE BOND.

     Although state or local governments or their agencies or authorities issue the mortgage revenue bonds that we own (or which underlie many of our investments), the mortgage revenue bonds are not general obligations of any state or local government. No government is liable under the mortgage revenue bonds, nor is the taxing power of any government pledged to the payment of principal or interest under the mortgage revenue bonds. An assignment of the related mortgage loan secures each mortgage revenue bond we own. The loan is secured by a mortgage on the underlying property and an assignment of rents. The owners of the underlying properties are only liable for the payment of principal and interest under the mortgage loans to the extent of the cash flow and sale proceeds from the properties. Accordingly, the revenue derived from the operation of the properties and amounts derived from the sale, refinancing or other disposition of the properties is the sole source of funds for payment of principal and interest to us under the mortgage revenue bonds.

     Our revenue may also be adversely affected by the bankruptcy of a borrower. A borrower under bankruptcy protection may be able to restructure its debt payment and stop making mortgage payments.

WE HOLD INVESTMENTS THAT HAVE FAILED IN THE PAST TO MEET THEIR DEBT SERVICE OBLIGATIONS AND MAY FAIL TO MEET THEIR OBLIGATIONS AGAIN IN THE FUTURE.

     During the late 1980s and early 1990s, mortgage revenue bonds that now represent approximately 12.3% of MuniMae's pro forma annual interest income failed to meet the full debt service obligations required under their mortgage revenue bonds and five of those bonds continued to be in default at September 30, 2000. In lieu of foreclosure, the deeds to the properties securing the mortgage revenue bonds were transferred to affiliates of the general partner of our predecessor entity. As of the date of this prospectus supplement, two of our recently acquired mortgage revenue bonds that represent approximately 4.9% of MuniMae's pro forma annual interest income are also in default. In lieu of foreclosure on one of the bonds, the deed to the property securing the bond was assigned to a not-for-profit entity. We are currently in the process of restructuring the other bond so that it will be a performing bond. Additionally, some of our mortgage revenue bonds have been refunded on terms that defer, and in certain circumstances reduce, the debt service obligations on such mortgage revenue bonds. We generally have no ability to limit or initiate these refundings. We cannot assure you that defaults and refundings will not occur in the future. We generally obtain updated bond or tax opinions, as appropriate, whenever one of our mortgage revenue bonds is restructured.

THE VALUE OF THE COMMON SHARES AND MUNIMAE'S ABILITY TO MAKE DISTRIBUTIONS DEPENDS ON THE APPLICATION OF TAX LAWS.

     Publicly Traded Partnership Status. MuniMae operates as a partnership for federal income tax purposes. This permits MuniMae to pass through most of its income, including tax-exempt income, deductions and other tax items to shareholders. However, the listing of common shares on the NYSE causes MuniMae to be treated as a "publicly traded partnership" for federal income tax purposes. As a publicly traded partnership, MuniMae would be taxed as a corporation unless 90% or more of its gross income consists of "qualifying income." Qualifying income includes interest, dividends, real property rents, gains from the sale or other disposition of real property or other capital assets held for the production of interest or dividends, and certain other items. Clifford Chance Rogers & Wells LLP, our counsel, has advised us that, although the issue is not free from doubt, tax-exempt interest income constitutes qualifying income for this purpose.

     In addition, in the opinion of our counsel, although the issue is not free from doubt, MuniMae and its predecessor, have been and are properly treated as a partnership for federal income tax purposes. In this regard, we have represented to our counsel that, in all relevant prior years of MuniMae and MuniMae's predecessor's existence, at least 90% of its gross income was qualifying income, and have covenanted to conduct MuniMae's operations in a manner such that at least 90% of its gross income, including tax-exempt income, will constitute qualifying income. Our counsel's opinion is based on, and subject to, our foregoing representation and the discussion below entitled "FEDERAL INCOME TAX CONSIDERATIONS -- General."

     If, for any reason, less than 90% of MuniMae's gross income constitutes qualifying income, income, deductions and other tax items would not pass through to shareholders, and shareholders would be treated as stockholders in a corporation for federal income tax purposes. Also, MuniMae would be required to pay federal income tax at regular corporate rates on its net income, with the exception of tax-exempt income. In addition, distributions by MuniMae to shareholders would constitute ordinary dividend income, taxable to the holders to the extent of its earnings and profits, which would include tax-exempt net income, as well as any taxable income it may have, reduced by any federal income taxes paid. MuniMae would not be able to deduct the payment of these dividends. See "FEDERAL INCOME TAX CONSIDERATIONS -- General -- Publicly Traded Partnership Rules."

     Tax-Exemption of Mortgage Revenue Bonds. On the date of initial issuance of the mortgage bonds, bond counsel, or special tax counsel, rendered its opinion to the effect that, based on the federal income tax law in effect on the date of issuance, interest on such mortgage revenue bonds was excludable from gross income for federal income tax purposes, except with respect to any mortgage revenue bond, other than a mortgage revenue bond the proceeds of which are loaned to a charitable organization qualifying as a certain type of tax-exempt organization under the federal income tax law, during any period in which it is held by a "substantial user" of the property or by a "related person" to such substantial user as such terms are described in the relevant provisions of the federal income tax law. These opinions are typically conditioned on the compliance with state and local usury laws. For purposes of our discussion, we treat
                                      S-14
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federal income tax law as a body of authorities consisting of the Internal
Revenue Code of 1986, as amended, Treasury Regulations issued under the Code, administrative interpretations of the Code and judicial interpretations of the Code.

     Federal income tax law establishes certain requirements which must be met by the issuer of bonds and certain other persons subsequent to the issuance of such mortgage revenue bonds for interest to remain excluded from gross income for federal income tax purposes. Among these continuing requirements are restrictions on the investment and use of the revenue bond proceeds and, for mortgage revenue bonds the proceeds of which are loaned to a certain type of tax-exempt charitable organization, the continued tax-exempt status of such charitable organization borrower. In addition, the continuing requirements include income restrictions and compliance with an arbitrage compliance certificate, regulatory agreement or similar document. Failure to comply with the continuing requirements of the federal income tax law may cause interest on such mortgage revenue bonds to be includable in gross income for purposes of the federal income tax law retroactive to the date of issuance, regardless of when such non-compliance occurs. Each issuer of the mortgage revenue bonds, as well as the conduit borrower of the mortgage revenue bonds, has covenanted in an arbitrage compliance certificate, regulatory agreement or similar document, that it would comply with certain procedures and guidelines designed to ensure satisfaction with the continuing requirements of the federal income tax law. Failure to comply with these continuing requirements may cause the interest on such mortgage revenue bonds to be includable in gross income for federal income tax purposes, retroactive to the date of issuance, regardless of when such non-compliance occurs.

     In connection with the above, our counsel has not passed upon, and does not assume any responsibility for, but rather has assumed the continuing correctness of, the opinions of bond counsel, or special tax counsel, relating to the tax-exemption of interest on the mortgage revenue bonds. Our counsel has not independently verified whether any events or circumstances have occurred since the original issuance of the mortgage revenue bonds that would adversely affect such opinion of bond counsel or special tax counsel. However, as of the date of this prospectus supplement, neither we, our affiliates nor our counsel have knowledge of any events that may adversely affect the tax-exempt status of the mortgage revenue bonds, including any notice that the Internal Revenue Service considers interest on any of the mortgage revenue bonds to be includable in gross income.

     MuniMae's predecessor owned 22 mortgage revenue bonds. The borrowers on 11 of these mortgage revenue bonds had failed to make timely debt service payments resulting in defaults on such mortgage revenue bonds, and the mortgage revenue bonds were refunded in 1995. In addition, the borrowers on five of the remaining mortgage revenue bonds, which were not refunded, have defaulted on their monetary obligations and continue to be in default as of September 30, 2000. Although MuniMae has not completed foreclosure proceedings in any case of a default, we believe that MuniMae has exercised and continues to exercise prudent business practices to enforce its creditor's rights under the applicable bond documents, including initiating foreclosure proceedings on the mortgaged properties when advisable.

     A risk exists that the Internal Revenue Service may treat MuniMae's actions to exercise, or not to exercise, its rights under one or more of the mortgages of the defaulted mortgage revenue bonds as constituting a material modification of such mortgage revenue bond and, therefore, conclude that these mortgage revenue bonds were reissued for federal income tax purposes. If the Internal Revenue Service asserts this position and is successful in maintaining it in a court, interest on these mortgage revenue bonds probably would be taxable for federal income tax purposes.

     In connection with the above, we have been advised by counsel that MuniMae's actions, or failures to act, taken in connection with the default of these mortgage revenue bonds would not, under the federal income tax law in effect at the time of the defaults, result in a reissuance of such mortgage bonds. We have assumed the continuing correctness of the legal advice we received on this issue. Our counsel for purposes of this offering has not passed upon, and does not assume responsibility for, but rather has assumed the correctness of, counsel's advice to us on this issue. Unlike a ruling from the Internal Revenue Service, however, the advice of counsel has no binding effect or official status of any kind, and no assurance can be given that the conclusions reached will not be contested by the Internal Revenue Service or, if contested, will be sustained by a court. We will use commercially reasonable efforts to contest any adverse determination by the Internal Revenue Service on this issue. We will incur additional expenses if we contest any adverse determination.

     Treatment of Mortgage Revenue Bonds as Equity. Interest payable on certain of the participating mortgage revenue bonds MuniMae holds for investment depends upon the cash flow from, and proceeds upon sale of, the underlying properties. If the Internal Revenue Service determined that these participating mortgage revenue bonds involved an equity investment in the respective underlying properties because of this feature, all or part of the interest on those bonds would not qualify as tax-exempt interest for federal income tax purposes. However, to our knowledge, the Internal Revenue Service has not challenged the tax-exempt status of these participating mortgage revenue bonds.

     Prior to the acquisition of the participating mortgage revenue bonds, MuniMae's predecessor received opinions of counsel to the effect that, based upon certain assumptions described in the opinions, more likely than not, each of these mortgage revenue bonds would be treated, for federal income tax purposes, as representing indebtedness and that no portion of the mortgage revenue bond or any payments receivable thereunder would be considered (i) an equity interest in the conduit borrower, (ii) an equity interest in a venture between us and the conduit borrower, or (iii) an ownership interest in the underlying properties. We have received similar opinions with respect to the participating subordinate mortgage revenue bonds and one additional participating mortgage revenue bond we acquired afterward.

     With respect to five of these participating mortgage revenue bonds that have defaulted, but were not refunded, we have not received any updated opinions of counsel with respect to the issue of whether the underlying mortgage revenue bonds should be treated as equity. The original opinions issued with respect to certain of these mortgage revenue bonds indicated that the mortgage revenue bonds were, more likely than not, indebtedness, but included a qualification that no opinion was expressed with respect to the characterization of the mortgage revenue bonds as indebtedness or equity under circumstances of a default. Unlike a ruling from the Internal Revenue Service, however, an opinion of counsel has no binding effect or official status of any kind, and no assurances can be given that the conclusions reached in such opinion will not be contested by the Internal Revenue Service or, if contested, will be sustained by a court. We will use commercially reasonable efforts to contest any adverse determination by the Internal Revenue Service on this issue. We will incur additional expenses if we contest any adverse determination.

     A number of opinions rendered at the time of the issuance of some of our investments, which were originally acquired by MuniMae's predecessor, were rendered by Piper Marbury Rudnick & Wolfe LLP, counsel for the underwriters in this offering. Piper Marbury Rudnick & Wolfe LLP was then acting as counsel for our predecessor. Except as described in the preceding sentence, none of the opinions described in the preceding paragraph were rendered by our counsel or Piper Marbury Rudnick & Wolfe LLP, and neither has passed on or assumes any responsibility for the opinions of other counsel on this issue. Moreover, neither our counsel nor Piper Marbury Rudnick & Wolfe LLP has made any independent determination as to whether any events or circumstances have occurred or intervened since the original issuance of the "indebtedness" opinions that would adversely affect such opinions, including the defaults described above.

     Investment in New Assets. MuniMae has been making additional investments in mortgage revenue bonds and related assets and entering into hedging transactions, such as interest rate swaps. These investments may produce income that is subject to federal income tax, and that may not be qualifying income for purposes of the publicly traded partnership rules. In addition, MuniMae's investments may include investments in mortgage revenue bonds that need to be restructured and remarketed. MuniMae could recognize taxable income, gain or loss, upon any such restructuring and remarketing of the mortgage revenue bonds even though such restructuring does not result in any cash proceeds to MuniMae. In addition, various conditions would have to be met to insure that the restructuring and remarketing of mortgage revenue bonds would not cause the loss of the tax-exempt status of interest on such bonds. Any taxable income produced by other assets or taxable income or gain recognized upon the restructuring and

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remarketing of new investments in mortgage revenue bonds will be allocated solely to holders of common shares and not to holders of either preferred shares or preferred capital distribution shares.

     Taxable Income. MuniMae currently invests significantly in tax-exempt investments. However, MuniMae invests in some assets, and engages in certain operations that generate income that is not exempt from federal income tax, including capital gains from the sale of its assets. Further, as described above, the Internal Revenue Service may seek to recharacterize a portion of MuniMae's tax-exempt income as taxable income. A shareholder's distributive share of such income will be taxable to such shareholder, regardless of whether an amount of cash equal to such distributive share is actually distributed. Further, although we believe it to be unlikely, shareholders may owe taxes relating to their investments in MuniMae that exceed distributions made by MuniMae. See "FEDERAL INCOME TAX CONSIDERATIONS."

     Limitations on Business Activities. As stated above, MuniMae is not taxable as a corporation under the publicly traded partnership rules, provided it continues to satisfy the 90% qualifying income exception. In determining whether interest is treated as qualifying income under these rules, interest income derived from the active conduct of a lending, banking or similar business is not treated as qualifying income. In this regard, we have represented and covenanted that MuniMae is acting as an investor with respect to its investments and that it has not and will not engage in the active conduct of a lending, banking or similar business. If, for any reason, more than 10% of MuniMae's gross income constitutes non-qualifying income, such as interest derived from the active conduct of a lending, banking or similar financial business, MuniMae will be taxable as a corporation rather than as a partnership for federal income tax purposes, with the attendant negative consequences to MuniMae and shareholders described above. See "-- Publicly Traded Partnership Status."

     Substantial User Limitation. Interest on a mortgage bond, other than a mortgage revenue bond the proceeds of which are loaned to a tax-exempt charitable organization, will not be excluded from gross income during any period in which we are a "substantial user" of the corresponding property or a "related person" to a "substantial user." A "substantial user" of a property generally includes the conduit borrower and any person or entity who uses the property on other than a de minimis basis. MuniMae would be a related person to a substantial user for this purpose if, among other things, a substantial user were also a holder of common shares, term growth shares, preferred shares or preferred capital distribution shares, the Dissolution Shareholder, the Special Shareholder, or any person who is a parent, child or spouse of a holder of any of the foregoing. A partner of a conduit borrower or owner of a property, among other people or entities, will for this purpose, be a related person to a substantial user of the property.

     We have received opinions and/or advice with respect to certain of the mortgage revenue bonds MuniMae holds for investment, with respect to the substantial user limitation, to the effect that MuniMae is not a substantial user or a related person of such substantial user. There exist certain levels of direct or indirect common ownership between MuniMae and certain of the borrowers of the mortgage revenue bonds which were considered when we received such opinions, and/or advice, that MuniMae is not a related person of a substantial user of the facilities financed by such mortgage revenue bonds. Our counsel for this offering has not passed upon, nor assumed any responsibility for, but rather, except as provided in the next paragraph, has assumed the correctness of those opinions and/or advice. Based upon discussions with us, as of the date of this prospectus supplement, our counsel does not have knowledge of any facts or circumstances that would adversely affect the conclusions underlying those opinions and/or advice.

     As of the date of this prospectus supplement, as a group, three of MuniMae's officers own, directly or indirectly, more than 50% of the profits and/or capital interests in partnerships that are the borrowers on 13 mortgage revenue bonds MuniMae owns through a custodial receipt arrangement. In the opinion of our counsel, MuniMae will not be treated as a related person of any substantial user of any of the facilities financed with the proceeds of a mortgage revenue bond relating to such partnership by virtue of any equity investment in MuniMae by any of MuniMae's officers upon the consummation of the offering. Our counsel based its opinion on certain representations that we made in connection with this offering. Further, in issuing the foregoing opinion, our counsel has assumed that our representations are true and correct and has not made any independent determination as to the equity ownership of MuniMae or the partnerships. The foregoing opinion also assumes that (i) the mortgage revenue bonds will be treated as indebtedness for federal income tax purposes,
(ii) interest on such mortgage revenue bonds is excludable from gross income for federal income tax purposes except during any period in which it is held by a substantial user of the property or related person thereto, and (iii) neither MuniMae nor any of its affiliates are treated as a substantial user of the property for any reason. Unlike a ruling from the Internal Revenue Service, however, the opinion of our counsel has no binding effect or official status of any kind, and no assurance can be given that the conclusion reached will not be contested by the Internal Revenue Service or, if contested, will be sustained by a court. We intend to use commercially reasonable efforts to contest any adverse determination by the Internal Revenue Service on the substantial user issue. Any such contest will result in us incurring additional expenses. The issue of whether MuniMae will be treated as a related person is a highly factual inquiry which ultimately depends upon the direct and indirect ownership of MuniMae. Because common shares are publicly traded, there can be no assurance that MuniMae will not be treated as a related person to a substantial user at a future time.

     Allocation of MuniMae's Taxable and Tax-Exempt Income. MuniMae will use various accounting and reporting conventions to determine each shareholder's allocable share of income, including any market discount taxable as ordinary income, gain, loss and deductions. MuniMae's allocation provisions will be recognized for federal income tax purposes only if they are considered to have "substantial economic effect" and are not retroactive allocations. There is no assurance that the Internal Revenue Service will agree with MuniMae's various accounting methods, conventions and allocation provisions, particularly its allocation to shareholders of adjustments attributable to the differences between the shareholders' purchase price of common shares and their shares of MuniMae's tax basis in its assets. Because, as a publicly traded partnership, MuniMae may be unable to comply with the literal requirements of the applicable tax law provisions, and because certain of its allocations may not have "substantial economic effect," our counsel for this offering is unable to express an opinion on these issues. However, we do not expect that any reasonable adjustments which may be required by the Internal Revenue Service would substantially increase the income allocable to shareholders. See "FEDERAL INCOME TAX CONSIDERATIONS -- Certain Federal Income Tax Considerations Relating to MuniMae and Its Shareholders -- Allocation of Income and Loss."

TAX-EXEMPT NET INCOME COULD DECREASE IF THE FOCUS OF OUR BUSINESS CHANGES.

     If the operating segment of our business which generates taxable income represents a larger percentage of our business in the future or if we invest in a larger percentage of taxable investments, the percentage of our net income that is tax-exempt could decrease significantly. Additionally, we may receive interest income on an intercompany loan we expect to make to Midland, a corporate subsidiary, and we may also receive dividend income from Midland. Unlike tax-exempt distributions from a subsidiary organized as a limited liability company that can act as a pass through entity, taxable interest income and dividend income from a corporation is not tax-exempt. The percentage of our net income that is tax-exempt could decrease significantly if, and to the extent, we receive interest or dividends from Midland.

IF OUR TOTAL RETURN SWAPS TERMINATE EARLY, OR THE VALUE OF THE PROPERTIES UNDERLYING THESE TOTAL RETURN SWAPS DECREASES, WE MAY BE OBLIGATED TO MAKE SIGNIFICANT TERMINATION PAYMENTS.

     We have entered into total rate of return swaps with Merrill Lynch with respect to $25.4 million notional amount of tax-exempt mortgage bonds. These swaps are known as total rate of return swaps because the counterparty agrees to pay us an amount equal to the total rate of return on the bond. Each total rate of return swap corresponds to a tax-exempt multifamily housing bond purchased by Merrill Lynch from us or a multifamily housing property owned by an unaffiliated third party. Each total rate of return swap involves periodic interest payments and a termination payment. Net payments received by MuniMae generate taxable income.

     We agreed to pay periodic interest payments based on a floating index rate in an amount corresponding to the value of the tax-exempt bond at the time we entered into the swap. Merrill Lynch agreed to pay us the amount of interest paid on that bond or a fixed rate on an amount that is equal to the par amount of the bond. The net difference between those two interest amounts is paid, from time to time, either to us or Merrill Lynch, as applicable. While a total rate of return swap is in effect, we face the risk of having to make net payments to Merrill Lynch. If a total rate of return swap terminates, we will lose the possibility of receiving net payments after the termination.

     We also agreed to pay Merrill Lynch the amount by which the amount of the total rate of return swap exceeds the market value of the related tax-exempt mortgage bond at the time of termination of the swap. Merrill Lynch is obligated to pay us the amount, if any, by which the market value exceeds the notional amount at the termination of the total rate of return swap. Our obligation to make a termination payment is secured by a collateral account. The obligations and right to receive payments under the total rate of return swaps are reflected in our financial statements and affect our net assets. If we are obligated to make significant termination payments at the conclusion of any total rate of return swap, our cash available for distribution to the holders of our common shares could decrease. We may also have to sell the investments pledged to secure our obligations under the total rate of return swaps. Merrill Lynch's obligation to make the termination payments under the total rate of return swaps is not secured.

ENVIRONMENTAL PROBLEMS AT THE PROPERTIES SECURING OUR INVESTMENTS WOULD REDUCE THE INTEREST PAYMENTS TO US AS WELL AS THE VALUE OF THE COLLATERAL SECURING THE INVESTMENT AND THE INVESTMENT ITSELF.

     Our bond and bond related investments are generally secured by real estate. Under federal, state and local laws, ordinances and regulations, an owner or operator of real estate is generally liable for the costs of removal or remediation of hazardous or toxic substances found on a property. These laws often impose liability without regard to whether the owner was responsible for the presence of these substances. The costs of removal or remediation could be substantial and could negatively impact the availability of cash flow at the property level for payments on our investments. Independent environmental consultants have conducted Phase I environmental site assessments (which involve inspection without soil sampling or groundwater analysis) with respect to all but six of the properties. The investments secured by these properties represent 8.5% of MuniMae's pro forma annual interest income. We cannot assure you that these assessments or our inspections have revealed all environmental liabilities and problems relating to the properties or that nothing has occurred since the completion of such assessments. Additionally, we cannot assure you that the properties on which no environmental assessment was conducted do not contain regulated toxic or hazardous substances.

A PORTION OF OUR INCOME IS SUBJECT TO THE RISKS OF INVESTING IN ASSISTED LIVING FACILITIES.

     Five of the properties underlying our investments are assisted living or other elder care facilities. In addition to the risks associated with investing in mortgage revenue bonds, investments that are secured by these facilities are subject to risks related to the operation and regulation of the facility. Assisted living and elder care facilities are subject to additional regulatory oversight, licensing requirements, restrictions on evicting tenants and zoning. In addition, the Internal Revenue Code and related regulations establish restrictions on the operation of the facility to maintain its tax-exempt status.

A PORTION OF OUR INCOME IS SUBJECT TO THE RISKS OF INVESTING IN STUDENT HOUSING FACILITIES.

     Two of the properties underlying our investments are student housing facilities. In addition to the risks associated with investing in mortgage revenue bonds, investments that are secured by student housing facilities are subject to risks associated with a primarily student population and the facility's relationship with nearby educational institutions. Moreover, recent Internal Revenue Service audit activity of bonds financing certain student housing facilities could adversely affect the value of our investments in the market.

WE ARE NOT REQUIRED TO BE REGISTERED UNDER THE INVESTMENT COMPANY ACT AND WOULD NOT BE ABLE TO CONDUCT OUR BUSINESS AS WE CURRENTLY CONDUCT IT IF WE BECAME REQUIRED TO BE REGISTERED.

     We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940. We are exempt from registration because we are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. In order to qualify for this exemption, according to current interpretation of the staff of the Securities and Exchange Commission, we must maintain at least 55% of our assets directly in mortgages and other liens on and interests in real estate, with the balance of our assets in real estate-type interests. Unless an investment represents all of the certificates issued with respect to a pool of mortgages, the investment may be treated as separate from the underlying mortgage loans and, thus, may not be considered as a qualifying interest for purposes of the 55% requirement. Additionally, we must own "whole" bonds in order for our mortgage bonds to be considered qualifying interests for purposes of the 55% requirement. Based on advice of counsel, we believe that we currently meet the 55% test. However, our residual interests and some of our mortgage revenue bonds are not qualifying interests. The requirement that we maintain 55% of our assets in qualifying interests may inhibit our ability to acquire assets or to securitize additional interests in the future. If we fail to qualify for exemption from registration as an investment company, we would be unable to conduct our business as we currently conduct it and it could result in penalties and additional operating costs. Additionally, each of our subsidiaries must qualify individually for an exemption from registration. Even if we maintain our current exemption, if one or more of our subsidiaries becomes subject to registration, we would be unable to conduct our business as we currently do.

PENSION FUNDS MAY WITHDRAW THE FUNDS THEY INVEST IN OUR GROUP TRUST.

     A significant portion of the construction lending we originate through Midland is facilitated by our access to the funds in a trust we advise, named Midland Affordable Housing Group Trust. The trust is funded by a group of pension fund investors who are under no obligation to continue their investment in the trust. At September 30, 2000, three pension funds were investors of $160 million in the trust. We would not be able to continue originating construction loans through Midland if our existing pension fund investors chose to liquidate their investments and their investments could not be replaced with investments from other eligible pension fund investors.

CERTAIN OFFICERS AND DIRECTORS AND ENTITIES THEY CONTROL MAY HAVE CONFLICTS OF INTEREST WITH US.

     An affiliate of our Chairman provides property management functions for some of the properties securing our investments. This affiliate receives property management fees under management contracts. Our management believes that these contracts provide for fees that are at or below market rates. These management contracts will continue to be renewed only if (i) they are providing property management services at a price competitive with the prices that would be charged by independent third parties for comparable goods and services in the same geographic location and (ii) in the case of any management contract with any company managed or controlled by any member of our board of directors, the contract is approved by a majority of our independent directors. Nonetheless, conflicts may exist in determining whether to renew or terminate these management contracts and in setting the fees payable under these contracts because any change in the fees could affect the amounts available to make payments under the related mortgage revenue bonds.

     Mark K. Joseph, our Chairman of the Board and Chief Executive Officer controls, and Michael Falcone, our President, Chief Operating Officer and a director, and Thomas R. Hobbs, a Senior Vice President and our Secretary own, interests in entities that own some of the properties that secure our investments. As a result, these entities could have interests that do not coincide with, or even are adverse to, our interests. These entities could choose to act in accordance with their own interests, which could adversely affect us. Among the actions these entities could take might be selling a mortgaged property, thereby causing a redemption event for our investment at a time and under circumstances that could be disadvantageous to us.

     Our management and certain of our affiliates own term growth shares, which participate in our cash flow. The term growth shares, which will be redeemed when our preferred shares are fully redeemed, are expected to have no residual value, but while outstanding receive an aggregate of 2% of our net cash flow. Holders of term growth shares also receive a greater return on their shares as our cash flow increases in total, regardless of whether per share cash flow increases or whether there is a distribution to shareholders. While these shares remain outstanding, the holders may have conflicts of interest with the holders of common shares in determining whether redemption of our preferred shares and term growth shares is in our best interest, particularly due to the limited residual value of the term growth shares.

     Additionally, Mark K. Joseph, Michael Falcone and Gary Mentesana, our Senior Vice President and Chief Financial Officer, serve on the board of directors of MuniMae TE Bond Subsidiary. As directors of this subsidiary, they have fiduciary responsibilities to holders of the subsidiary's preferred shares, owned by third parties, and the subsidiary's common shares owned by us. There may be instances where the interests of the subsidiary and its shareholders may not coincide with, or may even be adverse to, the interests of the holders of our common shares.

WE MAY BE UNABLE TO SECURITIZE ADDITIONAL ASSETS AND THEREFORE MAY NOT BE ABLE TO MAKE ADDITIONAL INVESTMENTS.

     Our ability to achieve our investment objectives depends largely on our ability to (i) successfully securitize our mortgage revenue bonds and (ii) manage our exposure to interest rate risks. Some of our mortgage revenue bonds may have credit or other characteristics which make them unsuitable for securitization at a given time. Any failure to consummate securitization and interest rate swap transactions could reduce our net interest income and have a material adverse effect on our operations.

                            ------------------------

                          FORWARD-LOOKING INFORMATION

     This prospectus supplement and the accompanying prospectus contain forward-looking statements. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in "Risk Factors" and elsewhere in this prospectus supplement and the accompanying prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the respective dates of this prospectus supplement and the accompanying prospectus.

                                USE OF PROCEEDS

     We estimate the net proceeds we will receive from this sale of common shares, after payment of expenses related to the offering and underwriting discounts and commissions, will be approximately $67.5 million based on an assumed public offering price of $23.75 per share. We intend to use the net proceeds of this offering to reduce outstanding notes payable of our corporate subsidiary; however we may use a portion of the proceeds to fund future investment activity. If the over-allotment options are exercised in full, we estimate that the additional net proceeds we will receive, after payment of expenses related to the offering and the underwriting discounts and commissions, will be approximately $10.1 million based on an assumed public offering price of $23.75 per share. We intend to use the additional net proceeds of this offering to reduce outstanding notes payable; however, we may use a portion of the proceeds to fund future investment activity.

             PRICE RANGE OF COMMON SHARES AND DISTRIBUTION HISTORY

     The common shares have been publicly traded since August 30, 1996. Since June 25, 1998, they have been traded under the symbol "MMA" on the NYSE. Prior to that, the common shares traded on the American Stock Exchange. The table below sets forth the quarterly high and low closing price per share of the common shares as reported on the American Stock Exchange and NYSE, respectively, for the quarters indicated and the distributions we paid with respect to each quarter.

                                                             CLOSING PRICE PER
                                                                COMMON SHARE        DISTRIBUTION
                                                            --------------------     PER COMMON
QUARTER                                                       HIGH        LOW          SHARE
-------                                                     --------    --------    ------------
1998:
  First Quarter...........................................  $21.7500    $19.6250       $.3750
  Second Quarter..........................................   22.1250     20.6250        .3800
  Third Quarter...........................................   21.8750     18.3750        .3850
  Fourth Quarter..........................................   19.2500     16.2500        .3900

1999:
  First Quarter...........................................   20.0000     17.2500        .3950
  Second Quarter..........................................   20.7500     18.5000        .4000
  Third Quarter...........................................   20.9375     20.1250        .4050
  Fourth Quarter..........................................   20.6250     18.2500        .4075

2000:
  First Quarter...........................................   20.0000     18.1875        .4125
  Second Quarter..........................................   20.6250     18.8750        .4175
  Third Quarter...........................................   21.8750     20.1250        .4200
  Fourth Quarter..........................................   23.5000     20.2500        .4225

2001:
  First Quarter (through January 26)......................   24.3125     22.3750           --

     On January 26, 2001, the last reported sales price of the common shares on the NYSE was $23.75 per share.

     On January 18, 2001, our board of directors raised our regular quarterly distribution from $.4200 to $.4225 per common share payable on February 9, 2001 to shareholders of record on January 29, 2001. This represents an annualized dividend of $1.69 per common share and an indicated annualized yield of 7.12% based on a closing price of $23.75 for the common shares on January 26, 2001. Approximately 92% of our net income for the nine months ended September 30, 2000 was tax-exempt.

                                  THE COMPANY

GENERAL

     MuniMae is organized as a limited liability company. This structure allows MuniMae to combine the limited liability, governance and management characteristics of a corporation with the pass-through income features of a partnership. As a result, the tax-exempt income MuniMae derives from certain investments may be passed through to shareholders. Approximately 92% of our net income for the nine months ended September 30, 2000 was tax-exempt.

     We are in the business of originating, investing in and servicing investments related to multifamily housing financings. A significant portion of our investments are mortgage revenue bonds, or interests in mortgage revenue bonds, issued by state and local governments or their agencies or authorities to finance multifamily housing developments. As a result, income from these investments is exempt from federal income taxation. Multifamily housing developments, as well as the rent paid by the tenants, secure these investments. We also originate, invest in and service investments that are related to multifamily housing financings that are not mortgage revenue bonds issued by any government or authority. Income from most of these investments is subject to federal income taxation.

     In October 1999 we acquired Midland Financial Holdings, Inc., which is now our wholly owned corporate subsidiary. Midland is a fully integrated real estate investment firm specializing in providing financing to the affordable multifamily housing industry. After the Midland acquisition, we restructured our operations into two business segments: (1) an investing segment consisting of subsidiaries holding investments producing primarily tax-exempt interest income and (2) an operating segment that primarily generates taxable interest income and, through corporate subsidiaries, fee income by providing servicing, loan origination and tax credit equity syndication services.

     The following table sets forth the total income and the net income for each business segment for the nine months ended September 30, 2000:

                                                          INVESTING    OPERATING
                                                           (000S)      (000S)(1)
                                                          ---------    ---------
Total Income............................................   $32,096      $38,606
Net Income..............................................   $21,733      $ 2,318

---------------
(1) Segment figures exclude the adjustment to arrive at consolidated total and net income of ($1.626) million) which is related to origination fees on purchased investments which are deferred and amortized into income over the life of the investment.

     Through Midland, we provide construction and permanent debt financing, tax credit equity syndication, mortgage servicing and asset management services. Midland's primary activities are:

     - Originating loans. Midland acts as a Fannie Mae Delegated Underwriter and Servicer, an approved FHA lender and an issuer of GNMA mortgage-backed securities. There are only 25 licensed Delegated Underwriters and Servicers and only they can originate loans on behalf of Fannie Mae.

     - Syndicating equity and debt investments. Midland syndicates equity investments in low income housing tax credits and syndicates debt and equity financing in affordable multifamily housing. Midland has originated over $400 million in equity investments in 34 private placements, investing in more than 300 affordable housing properties, making us one of the nation's leading sponsors of syndication programs originating equity for affordable housing transactions.

     - Investment advisory services. One of Midland's subsidiaries is a registered investment adviser. Through it we advise pension funds and direct their investments in real estate finance investments. We currently manage $160 million in pension fund money through a trust. We advise Midland REIT, which is owned by three pension funds unrelated to us. This entity was formed to make equity investments into multifamily housing projects for which we may also provide the debt financing.

     Midland's net assets represented 4% of our net assets as of September 30, 2000 based on fair market value, and the income from Midland represented 11% of our net income before income taxes for the nine months ended September 30, 2000. Net assets are calculated as total balance sheet assets less the sum of total balance sheet liabilities and preferred shareholders' equity in TE Bond Subsidiary. Net income before income taxes is calculated as total income less total income allocable to preferred shareholders in TE Bond Subsidiary.

     We utilize our unique combination of multifamily housing development and tax-exempt investment expertise to select and aggressively manage our investments and to develop financing opportunities. We have been investing in mortgage bonds and arranging financing for over 50 years. At September 30, 2000, we owned a portfolio of investments secured directly or indirectly by 667 properties, which contained a total of 63,618 units and which were located in 45 states, the District of Columbia and the U.S. Virgin Islands.

     Our senior management team, led by Mark K. Joseph, Chairman and Chief Executive Officer, has an average of 10 years of experience with us and our affiliates, and an average of 22 years of experience in the real estate industry. Upon completion of this offering, our management and employees will own approximately 11% of the outstanding common shares.

HISTORY

     We are the successor to the business of the SCA Tax-Exempt Fund Limited Partnership, a closed-end limited partnership that was merged into us in 1996. The business of the SCA partnership was limited to the ownership and management of the original mortgage revenue bond portfolio and the related working capital loans. In 1995, the SCA partnership's management team, led by our current chairman and our current president, sought to take advantage of opportunities to acquire additional tax-exempt mortgage revenue bonds at attractive prices. With the approval of the equity owners of the SCA partnership, the SCA partnership merged with MuniMae. The combined entity ceased to solely hold the original pool of bonds and began acquiring new investments as well as originating and servicing investments.

     In connection with the merger, holders of interests in the SCA partnership were given the opportunity to elect to exchange their interests for common shares, preferred shares or preferred capital distribution shares. We structured the preferred shares to give their holders a security substantially the same as their original partnership interests -- an interest in the original pool of bonds. The preferred capital distribution shares give their holders an interest in the static pool of bonds that reflects the refinancing transactions that occurred in February 1995, as well as any other refinancings of these bonds that may occur. We structured the common shares, unlike either the preferred shares or the preferred capital distribution shares, to enable their holders to participate in all of our income, including the income from investment of the proceeds of the February 1995 refinancing, future financings, their pro rata share of the income from the original bonds and income from our operations of going forward. As a result of the election process, the holders of 8.09% of the outstanding limited partnership interests received preferred shares, the holders of 4.29% of the outstanding limited partnership interests received preferred capital distribution shares and the holders of 86.62% of the outstanding limited partnership interests received our common shares. Also in connection with the merger, we issued term growth shares that are allocated an aggregate of 2% of our net cash flow after allocation to the preferred shares and preferred capital distribution shares. The holders of the term growth shares are also entitled to receive their distributions before any distributions are made to the holders of the common shares.

     In 1996, after we made the strategic decision to transform ourselves from an owner of a static portfolio of participating mortgage revenue bonds to an active investor that acquires and manages a diversified portfolio of investments in multifamily housing financings, we embarked on an acquisition growth strategy. This strategy capitalizes on our management expertise in multifamily real estate and tax-exempt bond financing, as well as favorable interest rates and other market conditions. Between January 1,

1997 and September 30, 2000, we have participated in transactions with respect to approximately $699 million of tax-exempt mortgage revenue bonds. After subsequent securitization transactions and the limited sale of certain investments, our balance sheet as of September 30, 2000 reflects retained interests in the transactions completed as of September 30, 2000 of approximately $460 million. We will continue to rely on our unique combination of real estate and tax-exempt investment expertise to prudently manage the risks associated with the investments.

CAPITAL RAISING AND FUNDING

     Since 1996, MuniMae has raised an aggregate of $120 million, before expenses, through two common share offerings. In May 1999 and June 2000, we raised an aggregate of $144 million, before expenses, through the sale of preferred shares of MuniMae TE Bond Subsidiary, LLC, an otherwise wholly owned subsidiary. The preferred shareholders of the subsidiary have priority on the income and assets of the subsidiary, which represents 46% of our gross income for the nine months ended September 30, 2000 and 49% of our gross assets as of that date. We own the common equity in this subsidiary and our financial statements include the income derived from this interest. The financial statements also consolidate the investments held in the subsidiary, and indicate that we own only a subordinated interest.

BUSINESS AND GROWTH STRATEGIES

     One of our primary objectives is to increase distributable tax-exempt cash flow per common share and raise the value of our common shares. We seek to achieve our growth objectives by acquiring, servicing and managing a diversified portfolio of mortgage revenue bonds and other bond related investments. In particular, our growth plans include:

     - Selective acquisitions of new multifamily housing investments at attractive spreads over our cost of capital;

     - Intensive asset management to collect debt service payments on our investments and to maximize the collection of contingent interest; and

     - Balanced funding through the use of equity financing, debt financing and securitizations of our assets to finance the acquisition of mortgage revenue bonds and other bond related investments.

  Acquisition Strategy

     We will continue to pursue acquisition opportunities to the extent that appropriate investments are available on attractive terms. We believe that currently there are a substantial number of mortgage revenue bonds and other real estate investments available at attractive prices in the following categories:

     - Tax-exempt mortgage revenue bonds used to finance development or rehabilitation of multifamily properties. Of the transactions we have completed since September 30, 2000, $21.6 million involved the financing of development or rehabilitation of multifamily properties.

     - Tax-exempt bonds issued for construction of multifamily housing owned and managed by tax-exempt charitable organizations. These properties generally serve moderate-income families with incomes between 50% and 80% of a region's median. Of the transactions we have completed since September 30, 2000, $17.8 million were in this category.

     - Other portfolios of tax-exempt bonds and related investments backed by multifamily housing properties that meet our underwriting criteria and target risk adjusted returns. Of the transactions we have completed since September 30, 2000, transactions with an aggregate principal amount of $19.9 million involved this type of investment.

     - Existing mortgage bonds as the underlying mortgages are refinanced. There are a significant number of mortgage revenue bonds backed by multifamily properties that were originated in the late 1980s. We believe, in light of the current interest rate environment, that many of the obligors on these mortgage revenue bonds are likely to consider refinancing them.

Asset Management Strategy

     We believe that our portfolio offers opportunities for growth through our asset management program, which serves to increase cash flows available for debt service, particularly from our 27 existing participating investments as of September 30, 2000. On a portfolio wide basis, we conduct ongoing site visits and inspections, management agent assessments, budget reviews, market analyses and monthly and annual operating statement reviews, and also monitor the establishment and review of capital plans.

  Balanced Funding Strategy

     We use a combination of equity financing, debt financing and two types of securitization of our assets to finance the acquisition of investments. We believe that securitizations provide funds for acquisitions at a low cost relative to the costs of other forms of financing.

     Short term securitizations cause mortgage bonds to be deposited into a trust. The trust sells short term floating rate interests in the trust, which have first priority on the cash flow from the deposited mortgage bonds, to third party investors. We purchase from the trust the right to receive the interest remaining after the trust makes payments to the holders of the senior interests, called residual interests. We often engage in interest rate swaps designed to reduce, but not eliminate, interest rate risks related to such transactions. At September 30, 2000, approximately $228 million fair value (in addition to the mortgage revenue bonds which are the subject of securitization) or 24% of our gross assets were pledged to secure repayment of $317 million in principal amount of short term floating rate certificates.

     Longer term securitizations are structured in a manner similar to short term securitizations. However, unlike short term securitizations, the interests sold from the longer term securitization trusts bear interest at a fixed rate or at a fixed rate for a period of time and then become subject to a remarketing. We have a $67 million term securitization facility we completed in 1999. At September 30, 2000, approximately $61 million fair value or 6.4% of our gross assets were pledged to secure repayment of $67 million in principal amount of senior trust certificates issued from the securitization facility.

     The securitization transactions involve our sale of mortgage revenue bonds which are placed into a trust that issues floating rate interests that are sold to a third party. Under generally accepted accounting principles, we reflect on our balance sheet bonds that are in a trust which has issued floating rate interests when we retain the right to repurchase the floating rate interests at our discretion. In these cases, we reflect additional debt on our balance sheet. When we do not retain the right to repurchase the floating rate interests, we do not reflect the bond as being held by us on our balance sheet and also do not reflect additional debt.

     We anticipate converting many of our short term securitizations into longer term facilities to the extent that the secondary market permits. We expect that the MMACap credit enhancement facility closed with Fannie Mae in December 2000 will facilitate those longer term securitizations in the future. See "Recent Developments."

  Diverse Access to Capital

     The acquisition of Midland has enabled us to increase our access to capital from both pension funds and Fannie Mae and expand our product line to include investments that generate taxable income, syndication of tax credit equity and investment advisory services. We have used our expanded product line to create a full service, one-stop resource of tax-exempt and taxable financing to the multifamily housing markets and believe we can take advantage of cross-selling opportunities with our larger customer base.

                    BUSINESS SEGMENTS AND SOURCES OF INCOME

     Our operations consist of two business segments: (1) an investing segment consisting of subsidiaries holding investments producing primarily tax-exempt interest income and (2) an operating segment that primarily generates taxable interest income and, through corporate subsidiaries, fee income by providing servicing, loan origination and tax credit equity syndication services.

     The following table sets forth summary data with respect to the mortgage bonds and other bond related investments that comprised our investment segment as of September 30, 2000:

                                                                           PRO
                                                           WEIGHTED       FORMA     FACE AMOUNT RANGE    INTEREST RATE
                                      FACE       FAIR      AVERAGE       ANNUAL           (000S)            RANGE(5)
                                     AMOUNT     VALUE      INTEREST     INTEREST    ------------------   --------------
                                     (000S)     (000S)       RATE       (000S)(4)     LOW       HIGH      LOW     HIGH
                                    --------   --------    --------     ---------   -------   --------   -----   ------
INVESTMENTS IN MORTGAGE REVENUE
  BONDS:
Participating bonds...............  $157,735   $150,258    7.66%(2)      $12,085    $6,725    $33,900    4.98%    9.51%
Non-participating bonds...........   254,309    241,559(1)   7.11(3)      18,075        25     54,999    5.05     9.50
Participating subordinate bonds...    64,704     60,544      9.31(2)       6,022     1,489     12,415    0.66    22.06
Non-participating subordinate
  bonds...........................    12,862     12,309     10.00(3)       1,287       675      5,000    5.00    13.00
                                    --------   --------     -----        -------
TOTAL.............................  $489,610   $464,670      7.67%       $37,469
                                    ========   ========     =====        =======

                                                            PRO FORMA
                                        FACE       FAIR      ANNUAL
                                       AMOUNT     VALUE     INTEREST
                                       (000S)     (000S)    (000S)(4)
                                      --------   --------   ---------
INVESTMENTS IN RESIDUAL BOND RELATED
  INVESTMENTS.......................  $  4,955   $(1,485)    $8,585
                                      ========   ========    ======

---------------
(1) Aggregate fair value of the non-participating bonds includes the fair values of two mortgage revenue bonds that we have securitized resulting in $24 million of short term debt. These bonds continue to be reflected on our balance sheet because the accounting for these transactions is partially dependent on certain call provisions which enabled us to retain effective control over these mortgage revenue bonds.

(2) Weighted average interest rate of participating bonds is derived by annualizing September 30, 2000 year-to-date aggregate interest paid on all participating bonds and dividing by the aggregate face amount of all participating bonds as of September 30, 2000.

(3) Weighted average interest rate of non-participating bonds is derived by summing the product of the face amount times the interest rate of each non-participating bond and dividing the total by the aggregate face amount of all non-participating bonds.

(4) Pro forma annual interest represents year-to-date aggregate interest income as of September 30, 2000 annualized. Interest income from our residual interests may vary substantially as interest rates rise and fall. See "Risk Factors -- We may suffer adverse consequences from changing interest rates and the effectiveness of our hedging strategies."

(5) With respect to participating mortgage revenue bonds, low and high interest rates are derived by annualizing September 30, 2000 year-to-date aggregate interest paid and dividing by face amount as of September 30, 2000. With respect to non-participating mortgage revenue bonds, low and high interest rates are based upon the stated base rates in the mortgage revenue bonds.

     The following is a general description of the terms of the investments held by our investment segment and is qualified in its entirety by the more detailed description contained in our annual report on Form 10-K for the year ended December 31, 1999, as amended, and subsequent quarterly reports on Form 10-Q each of which are incorporated by reference in this prospectus supplement.

MORTGAGE REVENUE BONDS

     MuniMae's principal investments are mortgage revenue bonds. The proceeds of the bonds were used to make mortgage loans for the construction, acquisition or refinancing of multifamily housing developments throughout the United States. Our rights and the specific terms of the mortgage revenue bonds are defined by the various loan documents that were negotiated at the time of creation of the loans and the issuance of the mortgage revenue bonds. Most of the underlying housing developments qualify as "qualified residential rental properties" under
Section 142(d) of the Internal Revenue Code or, in the case of tax-exempt charitable organization obligors, Section 145 of the Internal Revenue Code, both of which require that a specified percentage of rental units of these developments be rented to persons whose incomes do not exceed certain local median income levels. Accordingly, the mortgage revenue bonds are "qualified bonds" within the meaning of section 141(e) of the Internal Revenue Code, and based upon the opinions issued by bond counsel or special tax counsel at the time of initial issuance of the mortgage revenue bonds, interest paid on the mortgage revenue bonds is excludable from gross income for federal income tax purposes.

     Participating Senior Mortgage Revenue Bonds. We have 13 participating senior mortgage revenue bonds as of September 30, 2000. These bonds have contingent interest features that allow us to participate in the growth of the underlying property. These participating bonds provide for the payment of contingent interest from available cash flow of the property in addition to the base interest. The terms of the contingent interest to be received on a bond are specific to that bond.

     Our ability to collect contingent interest is dependent upon the level of project cash flow and sale or repayment proceeds. Five participating mortgage bonds, with respect to base interest, and 13, with respect to contingent interest, are currently on non-accrual status for accounting purposes which means that income is recognized only as and to the extent cash is collected.

     Non-Participating Senior Mortgage Revenue Bonds. We have 30 non-participating mortgage revenue bonds as of September 30, 2000. These bonds provide for the payment of a fixed rate of interest and do not contain contingent interest features.

     Participating Subordinate Mortgage Revenue Bonds. We have fourteen participating bond investments which are subordinated to senior holders as of September 30, 2000. The participating subordinate mortgage bonds are held in a trust. We own all of the custodial receipts related to the underlying participating subordinate bonds. Certain of the participating bonds are subordinated in priority and right of payment to the payment of senior bonds and demand notes. These bonds bear interest at either 16% or the greater of 3% or the amount of available cash flow not exceeding 16%. All the participating subordinate bonds are payable only to the extent of available cash flow from the projects. Income is recognized only as and to the extent cash is collected for all 14 participating subordinate bonds.

     Non-Participating Subordinate Mortgage Revenue Bonds. We have seven non-participating subordinate mortgage revenue bonds that provide for payment of interest at rates that are fixed as of September 30, 2000. The payment of principal and interest on the bonds occurs only after payment of principal and interest on a bond that has priority to the cash flow of the underlying collateral.

BOND RELATED INVESTMENTS

     We engage in a number of short term and longer term securitization transactions in which we cause bonds to be deposited into a trust. The trust sells short term floating rate interests or fixed rate interests in the trust, which have first priority on the cash flow from the deposited mortgage bonds, to third party investors. We purchase from the trust the right to receive the interest remaining after the trust makes payments to holders of the senior interests, called a residual interest. The residual interests we own are subject to call provisions upon the occurrence of certain events. We may pledge additional mortgage revenue bonds to secure repayment of the senior interests. We may also enter into hedging transactions to limit our exposure to rising short term interest rates. Interest rate swaps are contracts exchanging a counterparty's obligation to pay a floating rate for our obligation to pay a fixed rate. We have an unrealized net loss on our hedge arrangements aggregating approximately $1.7 million for the nine months ended September 30, 2000. We also, and may continue to, directly purchase residual interests in trusts holding mortgage revenue bonds that we have not previously owned directly. We have 26 residual investments as of September 30, 2000.

OPERATING SEGMENT

     The following table sets forth summary data with respect to our operating segment as of September 30, 2000:

                                                           FEE INCOME FOR THE NINE
                                                                MONTHS ENDED
                                                             SEPTEMBER 30, 2000
                                                           -----------------------
Loan origination fees(1).................................          $ 6,455
Loan servicing fees(2)...................................            4,163
                                                                   -------
          Total..........................................          $10,618
                                                                   =======

---------------
     (1) Brokerage fees derived from tax credit equity syndication fund originations are allocated to origination fees. Segment figure excludes adjustment to arrive at consolidated loan origination fees of ($1.626 million) which is related to origination fees on purchased investments which are deferred and amortized into income over the life of the investment.

     (2) Fees for servicing existing tax credit equity syndication funds which totaled $1.4 million through September 30, 2000 are not included in servicing fees.

     We earn loan origination and loan servicing fees on transactions with respect to investments that we hold in our portfolio and on transactions with respect to investments we originate and service for third parties. We earn syndication and brokerage fees in connection with creating and servicing tax credit equity syndication funds.

                                   MANAGEMENT

     The following table sets forth certain information with respect to our directors and executive officers as of December 31, 2000:

NAME                             AGE    POSITION HELD WITH THE COMPANY
----                             ---    -----------------------------------------------------------
Mark K. Joseph.................  62     Chairman of the Board, Chief Executive Officer and Director
Michael L. Falcone.............  39     President, Chief Operating Officer and Director
Thomas R. Hobbs................  60     Senior Vice President and Secretary
Gary A. Mentesana..............  36     Senior Vice President and Chief Financial Officer
Robert J. Banks................  56     Senior Vice President and Director
Keith J. Gloeckl...............  50     Senior Vice President
Earl W. Cole, III..............  47     Senior Vice President
Richard A. Monfred.............  40     Vice President
James K. Lowe..................  50     Vice President
Angela A. Barone...............  40     Vice President
Michael W. Walton..............  32     Vice President
Sheila R. Gibson...............  31     Controller
Charles Baum...................  59     Director
Richard O. Berndt..............  58     Director
Robert S. Hillman..............  61     Director
William L. Jews................  49     Director
Douglas A. McGregor............  58     Director
Carl W. Stearn.................  68     Director

     MARK K. JOSEPH is our Founder, Chairman of the Board, Chief Executive Officer and a Director. He served as the president and a director of the managing general partner of SCA Tax-Exempt Fund Limited Partnership. He has been in the real estate business for over three decades. He is also the founder and chairman of the Shelter Group, a privately held real estate development and management company.

     MICHAEL L. FALCONE is our President and Chief Operating Officer. As chairman of the operations committee, Mr. Falcone has managed our day-to-day operations since 1996.

     THOMAS R. HOBBS is a Senior Vice President and our Secretary. He worked for the SCA partnership prior to its merger with us. Mr. Hobbs is involved in the structuring and purchasing of tax-exempt mortgage revenue bond investments.

     GARY A. MENTESANA is a Senior Vice President and Chief Financial Officer. Mr. Mentesana is responsible for our financial operations and manages our capital market activities. He worked for the SCA partnership prior to its merger with us. Mr. Mentesana is a certified public accountant.

     ROBERT J. BANKS is a Senior Vice President and a Director. Mr. Banks joined Midland in 1973 and has been the chairman of the board and chief executive officer of the Midland companies since 1993. Mr. Banks is responsible for the strategic planning and business development of Midland.

     KEITH J. GLOECKL is a Senior Vice President. Mr. Gloeckl has been president of Midland Mortgage Investment Corporation and chief operating officer of all the Midland companies since 1993. Mr. Gloeckl is primarily responsible for the day-to-day operations of Midland.

     EARL W. COLE, III is a Senior Vice President and directs our portfolio management and loan servicing operations. He served in a similar capacity for the managing general partner of SCA Tax-Exempt Fund Limited Partnership from 1989 to 1996.

     RICHARD A. MONFRED is a Vice President and is responsible for originating tax-exempt multifamily bonds on a national basis. Mr. Monfred joined us in 1998.

     JAMES K. LOWE is a Vice President and is responsible for our special projects. Mr. Lowe has more than twenty five years of experience in real estate operations, due diligence and market analysis. Mr. Lowe joined us in 1997.

     ANGELA A. BARONE is a Vice President. Prior to the merger of the SCA partnership with us, Ms. Barone served in a similar capacity for the SCA partnership. Ms. Barone is a certified public accountant.

     MICHAEL W. WALTON is a Vice President and is responsible for new business development for MuniMae. Mr. Walton joined us in 1997.

     SHEILA R. GIBSON is our Controller. Ms. Gibson has overall responsibility for financial and tax reporting, SEC and stock exchange compliance and management of our temporary investments. Ms. Gibson joined us in 1995.

     CHARLES BAUM has been a Director since 1996. Mr. Baum is Chairman and Chief Executive Officer of the Morgan Group, Elkhart, Indiana, a position he has held since August 1992. The Morgan Group provides transportation and other services to the manufactured housing and recreational vehicle industries.

     RICHARD O. BERNDT has been a Director since 1996. Mr. Berndt is the Managing Partner of the law firm of Gallagher, Evelius & Jones located in Baltimore, Maryland. Mr. Berndt has extensive experience in corporate and real estate law.

     ROBERT S. HILLMAN has been a Director since 1996. Recently retired, Mr. Hillman was a member of the law firm of Whiteford, Taylor and Preston, L.L.P., which has offices in Baltimore, Maryland and Washington, D.C. Formerly the Executive Partner of the 135-attorney firm, Mr. Hillman has extensive experience in municipal finance, real estate, labor and employment law.

     WILLIAM L. JEWS has been a Director since 1996. Mr. Jews is President and Chief Executive Officer of Blue Cross/Blue Shield of Maryland which employs approximately 3,200 people, insures 1.4 million people and has annual revenues of approximately $1.9 billion.

     DOUGLAS A. MCGREGOR has been a Director since 1999. Mr. McGregor is vice chairman and chief operating officer for the Rouse Company. Mr. McGregor has extensive experience in real estate development and management.

     CARL W. STEARN has been a Director since 1996. Mr. Stearn formerly served as Chairman and Chief Executive Officer of Provident Bankshares Corporation and Chief Executive Officer of Provident Bank of Maryland, a community bank with $3.7 billion in assets. Mr. Stearn retired from the Provident Bankshares Corporation and Provident Bank of Maryland in April 1998.

     Upon completion of the offering, our management and employees will own approximately 11% of the outstanding common shares.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain of the federal income tax consequences which are material to a typical common shareholder of MuniMae who is a United States citizen or resident and is based on the federal income tax law, consisting of the Internal Revenue Code of 1986, as amended, Treasury Regulations issued under the Code, administrative interpretations of the Code and judicial interpretations of the Code. No attempt has been made to comment on all federal income tax matters affecting MuniMae or its common shareholders. The discussion does not purport to deal with federal income or other tax consequences applicable to an investment by certain categories of common shareholders, including, without limitation, tax-exempt organizations, dealers in securities, banks, insurance companies, Subchapter S corporations, real estate investment trusts, and persons who are not citizens or residents of the United States and is not tax advice. In the opinion of Clifford Chance Rogers & Wells LLP, our counsel for this offering, the following discussion reflects the federal income tax considerations which are material to a common shareholder. No ruling on the federal, state or local tax considerations relevant to the issuance of the common shares, the debt characterization of the tax-exempt mortgage revenue bonds, the tax-exempt character of interest on the tax-exempt mortgage revenue bonds or other investments or the classification of MuniMae as a partnership has been, or will be, requested from the Internal Revenue Service or from any other tax authority. Moreover, no assurance can be given that the conclusions reached by our counsel will be accepted by the Internal Revenue Service or, if challenged by the Internal Revenue Service, sustained in court. This summary is based on current legal authority and there is no assurance that legislative or administrative changes or court decisions may not occur which would significantly modify the statements and opinions expressed herein.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES TO THEM PRIOR TO PURCHASING THE COMMON SHARES.

GENERAL

     Partnership status of MuniMae. Based upon and subject to our representations and discussions set forth below, MuniMae will be classified as a partnership for federal income tax purposes. Under the Treasury Regulations that are effective as of January 1, 1997, in the case of a "business entity" that was in existence prior to January 1, 1997, the claimed classification of the entity will be respected for all periods prior to January 1, 1997 if (i) the entity had a reasonable basis for its claimed classification; (ii) the entity and all members of the entity recognized the federal income tax consequences of any change in the entity's classification within six months prior to January 1, 1997; and (iii) neither the entity nor any member was notified in writing on or before May 8, 1996, that the classification of the entity was under examination (in which case the entity's classification will be determined in the examination). Based on our representations that the Internal Revenue Service did not examine the classification of MuniMae or its predecessor as a partnership on or before May 8, 1996, and based upon its review of MuniMae's certificate of formation and operating agreement and the limited partnership agreement of MuniMae's predecessor, our counsel has advised us that in its opinion MuniMae and its predecessor satisfy the foregoing requirements. However, taxation of MuniMae as a partnership further depends upon its satisfying the "qualifying income" exception for publicly traded partnerships described below.

     Publicly Traded Partnership Rules. MuniMae is a "publicly traded partnership" because its common shares are traded on the NYSE. A publicly traded partnership is generally taxable as a corporation unless 90% or more of its gross income is "qualifying income." Qualifying income includes interest, dividends, real property rents, and gains from the sale or disposition of real property or capital assets held for the production of interest or dividends, and certain other items. Our counsel has advised us that, although the issue is not free from doubt, tax-exempt interest constitutes qualifying income for this purpose. In this regard, we have represented to our counsel that, in all relevant prior years of MuniMae's, and its predecessor's, existence at least 90% of its gross income was qualifying income and we have covenanted to conduct MuniMae's operations in a manner, such that it will continue to satisfy the qualifying income exception. See "RISK FACTORS -- Publicly Traded Partnership Status." In addition, under the relevant provisions of the federal income tax law, income from notional principal contracts, such as interest rate swaps, caps and floors, should be included in qualifying income if the property, income or cash flow that measures the amounts to which MuniMae is entitled under such contracts would give rise to qualifying income if held or received directly by MuniMae.

     On the other hand, interest, including tax-exempt interest, will not be treated as qualifying income if such interest is derived in the active conduct of a lending, banking or similar business. We have represented and covenanted that MuniMae acts as an investor with respect to its investments, and has not and will not engage in the active conduct of a lending, banking or similar financial business. If, for any reason, more than 10% of its gross income is attributable to non-qualifying income, including interest income derived from the conduct of a lending, banking or similar financial business, MuniMae will be taxable as a corporation rather than as a partnership for federal income tax purposes. See "RISK FACTORS -- Limitations on Business Activities." Based upon, and subject to, the foregoing representations and covenants and based upon its review of MuniMae's investments and operational activities as we reported, our counsel has advised us that, although the issue is not free from doubt, MuniMae and its predecessor have been and are properly treated as partnerships for federal income tax purposes.

     If MuniMae becomes taxable as a corporation in any taxable year in the future for federal income tax purposes, its income, losses and deductions and other tax items will be reported only on its tax return rather than being passed through to its common shareholders, term growth shares, preferred shareholders and preferred capital distribution shareholders. In addition, MuniMae will be required to pay federal income tax at corporate rates on any portion of its net income that does not constitute tax-exempt income. In this regard, a portion of its tax-exempt income may be included in determining its alternative minimum tax liability. The imposition of any such tax will reduce the amount of cash available to be distributed to its common shareholders, term growth shareholders, preferred shareholders and preferred capital distribution shareholders. In addition, distributions from MuniMae to its common shareholders, term growth shares, preferred shareholders and preferred capital distribution shareholders will be ordinary dividend income taxable to the shareholders as portfolio income to the extent the distributions represent MuniMae's earnings and profits, including tax-exempt net income, as well as any taxable income (reduced by any federal income tax thereon) that it may have. MuniMae will not be able to deduct the payment of those dividends.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS RELATING TO MUNIMAE AND ITS
SHAREHOLDERS

     Taxation of MuniMae and Its Shareholders. A partnership is not subject to federal income tax. Assuming that MuniMae is classified as a partnership for federal income tax purposes, it will not be subject to federal income tax. Instead, each shareholder is required to include on the shareholder's personal income tax return the shareholder's distributive share of MuniMae's income, gain, loss, deduction and other tax items, regardless of whether any money is, in fact, distributed to such shareholder. Thus, a shareholder may, for example, be required to report income, without the current receipt of cash, if MuniMae does not make cash distributions while generating taxable income from its operations. Consequently, a shareholder's tax liability with respect to his or her share of MuniMae's taxable income may exceed the cash actually distributed in a given taxable year.

     Although MuniMae does not pay federal income tax on its income, it must file a federal information tax return on an Internal Revenue Service Form 1065 with respect to its income, gain, loss, deduction and other tax items arising from its operations. In addition, MuniMae must provide each shareholder with information as to such shareholder's distributive share of its income, gain, loss, deduction and other tax items on a Schedule K-1 to the Internal Revenue Service Form 1065 after the close of each of its fiscal years. In preparing such information, MuniMae will utilize various accounting and reporting conventions, some of which are discussed herein, to determine each shareholder's allocable share of its income, gain, loss, deduction and other tax items.

     MuniMae's allocation provisions will be recognized for federal income tax purposes only if they meet certain requirements under the federal income tax law. There is no assurance that the use of such conventions will result in allocations that conform to such requirements. In addition, there is no assurance that the Internal Revenue Service will not challenge the use of such allocations and conventions. Any such challenge could result in substantial expenses to MuniMae and shareholders, as a result of contesting such contentions, as well as an increase in tax liability to shareholders as a result of adjustments to their allocable share of MuniMae's income, gain, loss, deduction and other tax items. See "Tax Returns, Audits, Interest and Penalties."

     Tax-Exempt Income. MuniMae expects that a significant portion of its revenues will consist of tax-exempt income. There are risks that certain amounts of income that we will report as tax-exempt may not qualify for such treatment. See "RISK FACTORS."

     Allocation of Income and Loss. Article 4 of MuniMae's operating agreement provides rules for allocating its taxable and tax-exempt income, gain, loss, deductions (including non-deductible expenses) and other tax items. The relevant provisions of Article 4 of the operating agreement generally allocate to holders of common shares all of MuniMae's items of income, gain, loss, deductions and other tax items, other than items of income gain, loss and deductions attributable to the SCATEF Assets, as the term is defined in the operating agreement, which are used to fund most or all distributions in respect of preferred shares and preferred capital distribution shares. Additional items of income, gain, loss, deduction and other tax items, including tax-exempt interest, are allocated to the holders of preferred shares and preferred capital distribution shares to the extent that the items attributable to the SCATEF Assets are insufficient to account for the distributions payable to such holders under Article 5 of the operating agreement.

     MuniMae's allocation provisions will be recognized for federal income tax purposes only if they are considered to have "substantial economic effect" and are not retroactive allocations. If any allocation of a tax item fails to satisfy the substantial economic effect requirement, the item will be allocated among the shareholders based on their respective interests in MuniMae, determined on the basis of all of the relevant facts and circumstances. Such a determination could result in the income, gains, losses, deductions, or other tax items allocated under the operating agreement being reallocated among the shareholders differently from the original allocation. Such a reallocation, however, would not alter the distribution of cash flow under the operating agreement.

     The MuniMae operating agreement permits shareholders' capital accounts to be increased or decreased to reflect the revaluations of assets, at fair market value, on MuniMae's books in connection with a contribution from, or distribution to, any shareholder of money or other property. In addition, shareholders' capital accounts are restated to reflect the issuance of additional common shares at the time of such issuance of additional common shares.

     In addition, the relevant provisions of the federal income tax law and MuniMae's operating agreement require that MuniMae allocate tax items so as to take into account variations between the purchase price of common shares pursuant to this offering and the share of MuniMae's tax bases in its assets, less debt, if any, allocable to the newly issued common shares. These rules are complex and their is no assurance MuniMae will be able to comply with them fully.

     When common shares are sold or exchanged by individual shareholders, MuniMae is required to account for the variation between the basis of the transferee shareholder in his or her common shares and the transferee shareholder's share of MuniMae's tax bases in its assets, less the transferee's share of MuniMae's debt, allocable to the shareholder's common shares. The Internal Revenue Service has not issued guidance as to how a partnership with publicly traded shares can comply with these rules. There is no assurance that the Internal Revenue Service will agree with MuniMae's methods of allocating income, gain, loss, deduction and other tax items, including tax-exempt interest and nondeductible expenses, to the holders of common shares, term growth shares, preferred shares and preferred capital distribution shares or MuniMae's determination and allocation of adjustments attributable to the differences between the shareholders' purchase price of common shares and their shares of MuniMae's tax basis in its assets and the allocation of its expenses. Because, as a publicly traded partnership, MuniMae may be unable to comply with the literal requirements of the federal income tax law and, because certain of its operating agreement's allocations may not have substantial economic effect, counsel is unable to express an opinion on these issues. However, MuniMae does not expect that any reasonable adjustments which may be required by the Internal Revenue Service would substantially increase the share of MuniMae's taxable income allocable to shareholders.

     Shareholder's Basis in Common Shares. A shareholder's adjusted basis in common shares is relevant in determining the gain or loss on the sale or other disposition of common shares and the tax consequences of a distribution from us. See "Treatment of Cash Distributions to Shareholders." In addition, a shareholder is entitled to deduct on the shareholder's personal income tax return, subject to the limitations discussed below, the shareholder's distributive share of MuniMae's net loss, if any, to the extent of such shareholder's adjusted basis in the shareholder's common shares.

     A shareholder's initial basis in newly issued common shares will be the shareholder's purchase price for the common shares, increased by the shareholder's share of items of MuniMae's income, including tax-exempt interest, and gain, and reduced, but not below zero, by (a) the shareholder's share of items of MuniMae's loss and deduction, including any nondeductible expenses and
(b) any cash distributions received by such shareholder from MuniMae.

     Treatment of Cash Distributions to Shareholders. Cash distributions made to shareholders will generally be treated as a non-taxable return of capital and will not generally increase or decrease such shareholders' share of taxable income or loss from MuniMae. A return of capital generally does not result in any recognition of gain or loss for federal income tax purposes but reduces a shareholder's adjusted basis in the shareholder's common shares. Distributions of cash in excess of a shareholder's adjusted basis in the shareholder's common shares immediately prior thereto will result in the recognition of gain to the extent of such excess.

     Sale of Common Shares. Gain or loss will be recognized by a shareholder upon the sale of the common shares acquired in an amount equal to the difference between the amount realized on the sale and the tax basis of the shareholder allocable to the common shares. Except to the extent attributable to our unrealized receivables or inventory, which are not expected to be material, such gain or loss will be a capital gain or loss if the common shares are held as capital assets and will be a long term capital gain or loss if the shareholder's holding period in the common shares is more than one year. In general, an individual's capital gains are taxed at a rate of 20%, and 10% for individuals in the 15% tax bracket. With respect to the common shares acquired on or after January 1, 2001, capital gains are taxed at a rate of 18%, and 8% for individuals in the 15% tax bracket if the shareholder acquires the common shares on or after January 1, 2001 and holds them for more than five years.

     The Internal Revenue Service takes the position that a partner has a single aggregate basis in all of the partner's partnership interests and that, to determine gain or loss upon a sale of a part of such partnership interests, the portion of the partner's basis allocated to the interests being sold equals the partner's share of partnership liabilities transferred in the sale plus the partner's aggregate tax basis, excluding basis attributable to partnership liabilities, multiplied by the ratio of the fair market value of the interests sold to the fair market value of all of the partner's partnership interests. This portion may produce unexpected results if applied to a shareholder who purchased common shares at more than one price or who owns term growth shares, preferred shares and/or preferred capital distribution shares in addition to common shares because the sale may result in significantly different gains or losses than in the case of a shareholder who held only the common shares being sold.

     Limitation on Interest Deductions. The deductibility of a non-corporate taxpayer's "investment interest" expense is generally limited to the amount of such taxpayer's "net investment income." Investment interest expense includes
(i) interest on indebtedness incurred or continued to purchase or carry property held for investment and that is not part of a passive activity, (ii) a partnership's interest expense attributed to portfolio income under the rules governing passive activities, and (iii) the portion of interest expense incurred or continued to purchase or carry an interest in a passive activity, such as a shareholder's interest in MuniMae, to the extent attributed to portfolio income under the passive loss rules. Net investment income includes gross income from property held for investment, gain attributable to the disposition of property held for investment, and amounts treated as gross portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income.

     A shareholder would treat as investment interest the shareholder's allocable portion of MuniMae's total interest expense, if any, or of any margin account or other interest expense incurred to purchase or carry a common share, that is attributable to our gross portfolio income less deductible expenses directly connected with such portfolio income. We currently do not expect that MuniMae will incur any significant amount of indebtedness as part of its investment strategy. However, there can be no assurance that MuniMae will not change or otherwise modify its strategy and incur significant amounts of indebtedness in the future. The portion of a shareholder's allocable share of MuniMae's interest expense, or of any margin account or other interest expense incurred to purchase or carry a common share, that is attributable to MuniMae's passive income is subject to the passive loss limitations described above.

     Limitations on Deductibility of Losses. It is not anticipated that MuniMae will generate any tax losses. A corporate shareholder generally will be entitled to deduct its distributive share of any losses of MuniMae to the extent of the shareholder's tax basis of its common shares at the end of the year in which such losses occur. However, shareholders who are individuals, trusts, estates, personal service companies and certain closely held C corporations may be subject to limitations on deducting losses of MuniMae.

     Deductibility of Interest Connected with Tax-Exempt Income. Federal income tax law generally disallows any deduction for interest paid by a taxpayer on indebtedness incurred or continued for the purpose of purchasing or carrying a tax-exempt obligation. A purpose to carry tax-exempt obligations will be inferred whenever a taxpayer owns tax-exempt obligations and has outstanding indebtedness which is neither directly connected with personal expenditures nor incurred in connection with the active conduct of a trade or business. The Internal Revenue Service may take the position that a shareholder's allocable portion of any interest MuniMae paid on its borrowings and/or any interest paid by the shareholder on indebtedness incurred to purchase an interest in MuniMae should be viewed in whole or in part as incurred to enable such shareholder to continue carrying such tax-exempt obligations and, therefore, that the deduction of any such interest by such shareholder should be disallowed in whole or in part. We do not expect that MuniMae will incur any significant amount of indebtedness to purchase or carry tax-exempt investments. However, a risk exists that the Internal Revenue Service may take the position that short term or longer term interests in the securitizations trust are debt. MuniMae has received opinions of counsel to the effect that such interests are not debt for federal income tax purposes. However, if the Internal Revenue Service takes the position that the short term or longer term interests are debt and is successful in maintaining this position in a court, interest paid to the holders of such interests will not be deductible to MuniMae, as the holder of the residual interest.

     Alternative Minimum Tax. Unless grandfathered under the applicable provisions of the federal income tax law, interest on the mortgage revenue bonds generally is an item of tax preference for purposes of the alternative minimum tax. To the extent interest on any of the mortgage revenue bonds MuniMae owns is such an item of tax preference, a portion of the interest income allocable to common shareholders also will be a tax preference item.

     Other Federal Income Tax Considerations. Federal income tax law provides certain provisions that could result in other tax consequences as a result of an ownership of common shares or the inclusion in certain computations including, without limitation, those related to the corporate alternative minimum tax and environmental tax, of interest that is excluded from gross income.

     Ownership of tax-exempt obligations may result in collateral tax consequences to certain taxpayers, including, without limitation, financial institutions, property and casualty insurance companies, certain foreign corporations doing business in the United States, certain S corporations with excess passive income, individual recipients of social security or railroad retirement benefits and individuals otherwise eligible for the earned income credit. Prospective purchasers of common shares should consult a tax adviser as to the applicability of any such collateral consequences.

     MuniMae's Expenses. MuniMae has incurred or will incur various expenses in connection with its ongoing administration and operation. Payments for services generally are deductible if the payments are ordinary and necessary expenses, are reasonable in amount and are for services performed during the taxable year in which paid or accrued. Expenses which are allocable to tax-exempt interest income, however, are non-deductible to individual shareholders. We have adopted accounting policies for allocating expenses between our operating segment and our investment segment. There is no assurance that such policies will not be successfully challenged by the Internal Revenue Service.

     To the extent MuniMae's expenses are not disallowed as described in the previous paragraph, payments for services related to the acquisition of an asset having a useful life in excess of one year, such as brokerage fees, generally must be capitalized into the cost basis of the acquired property. The Internal Revenue Service may not agree with MuniMae's determinations as to the deductibility of fees and expenses and may require that certain expenses be capitalized and amortized or depreciated over a period of years. If all or a portion of such deductions are disallowed on the basis that some of the foregoing expenses are non-deductible syndication fees or otherwise, MuniMae's taxable income will be increased, or its losses will be reduced.

     An individual's miscellaneous itemized deductions, including the investor's investment expenses, are deductible only to the extent they exceed 2% of his adjusted gross income. However, MuniMae can elect to be treated as an "electing large partnership" under the relevant provisions of the federal income tax law, and, if it does, the limitation on miscellaneous itemized deductions will apply at MuniMae's level. In such case, instead of the 2% floor, 70% of MuniMae's total miscellaneous itemized deductions will be disallowed.

     Offering Expenses. Expenses of issuing and marketing our common shares, generally called syndication expenses, are not allowable deductions to MuniMae or shareholders. Syndication expenses are defined as expenditures connected with the issuing and marketing of interests in partnerships. Fees payable to dealer managers and soliciting dealers, registration fees, printing costs, selling and promotional material costs and legal fees for securities and tax advice pertaining to registration of the common shares with the Securities Exchange Commission are syndication expenses and, therefore, do not qualify for amortization.

     Basis Step-Up Election. MuniMae has elected, under the relevant provisions of the federal income tax law, to adjust the basis of its partnership property on the transfer of its common shares, term growth shares, preferred capital distribution shares and preferred shares by the difference between the transferee shareholder's basis for the shareholder's shares and the transferee shareholder's allocable share of the basis of all of MuniMae's property. The increase or decrease affects the basis of MuniMae's property only with respect to the transferee shareholder's shares. The procedure for allocating the basis adjustment is complex, and there is no assurance that the Internal Revenue Service would not challenge the allocations of the basis step-up among MuniMae's assets.

     Backup Withholding. Distributions to shareholders whose common shares are held on their behalf by a "broker" may constitute "reportable payments" under the federal income tax rules regarding "backup withholding." Backup withholding, however, would apply only if the shareholder (i) failed to furnish his or her Social Security number or other taxpayer identification number of the person subject to the backup withholding requirement (e.g., the "broker") or (ii) furnished an incorrect Social Security number or taxpayer identification number. If "backup withholding" were applicable to a shareholder, MuniMae would be required to withhold 31% of each distribution to such shareholder and to pay such amount to the Internal Revenue Service on behalf of such shareholder. Foreign shareholders are subject to other requirements.

     Issuance of Additional Common Shares. MuniMae is likely to issue new common shares to additional investors to finance the acquisition of additional investments. On any issuance of additional common shares, the capital accounts of existing shareholders will be adjusted to reflect a revaluation of our property, based on their then fair value, net of liabilities, to which they are then subject.

     Tax Returns, Audits, Interest and Penalties. MuniMae will supply a Schedule K-l to Internal Revenue Service Form 1065 to each shareholder of record as of the last day of each month after the end of each calendar year. MuniMae is not obligated to provide tax information to persons who are not shareholders of record.

     Any shareholder who sells or exchanges a common share will be required to notify MuniMae of such transaction in writing within 30 days of the transaction or, if earlier, by January 15 of the calendar year after the year in which the transaction occurs. The notification is required to include (i) the names and addresses of the transferor and the transferee; (ii) the taxpayer identification number of the transferor and, if known, of the transferee; and (iii) the date of the sale or exchange. A shareholder will not be required to notify MuniMae of a sale or exchange of a common share if an information return is required to be filed by a broker with respect to such sale or exchange. Any transferor who fails to notify MuniMae of a sale or exchange may be subject to a $50 penalty levied by the Internal Revenue Service for each such failure. MuniMae will treat any transferor shareholder who provides all of the information requested of the transferor on the depositary receipt as having satisfied this notification requirement.

     In addition, MuniMae must file an information return notifying the Internal Revenue Service of any sale or exchange of a common share in which any portion of the consideration received by the transferor is attributable to certain properties owned by MuniMae that would result in ordinary income to MuniMae and report the name and address of the transferee and the transferor who were parties to such transaction, along with all other information required by applicable provisions of the federal income tax law, including the fair market value of the selling shareholder's allocable share of unrealized receivables, and/or depreciation recapture, if any. MuniMae will not be required to file such return until it has been notified of the sale or exchange. If MuniMae does not know the identity of the beneficial owner of the common share, the record holder of such common share may be treated as the transferor or transferee, as the case may be. If MuniMae fails to file such a return, it may be subject to a penalty of $50 levied by the Internal Revenue Service for each such failure up to an annual maximum of $250,000, with no limit in the case of intentional disregard of the filing requirement. MuniMae is also required to provide this information to the transferor and the transferee. If MuniMae fails to furnish any such information, MuniMae may be subject to a penalty of $50 levied by the Internal Revenue Service for each such failure up to an annual maximum of $250,000. However, MuniMae will not be required to file a return upon the sale or exchange of a common share with respect to which an information return is required to be filed by a broker.

     To the extent MuniMae's tax returns are examined by the Internal Revenue Service, the tax treatment of MuniMae's income, gain, loss or deductions or credits will be determined at its level in a unified proceeding, rather than separate proceedings for each holder of common shares, term growth shares, preferred shares or preferred capital distribution shares. MuniMae may elect to be treated as an electing large partnership under the federal income tax law. If MuniMae makes such election, only it, and not shareholders, will receive notice of Internal Revenue Service adjustments to MuniMae's tax return. Only MuniMae will have the right to appeal the adjustments. Under the electing large partnership provisions, MuniMae may elect to either (i) combine the adjustments with similar items for the current tax year and pass through the adjustment to shareholders for such year or (ii) pay a tax on any adjustment at the highest individual or corporate rate, plus interest and penalties.

     In general terms, if MuniMae does not elect to be treated as an electing large partnership, MuniMae will still be subject to a unified partnership proceeding, but shareholders owning at least a 1% profits interest in MuniMae whose names and addresses have been furnished to the Internal Revenue Service will receive a notice of the commencement of an audit of MuniMae as well as a notice of the final partnership administrative adjustment. Also, if MuniMae does not elect electing large partnership status, the tax matters partner, which is also the Special Shareholder under the operating agreement, would not be able to settle on behalf of, and bind, shareholders with less than a 1% profits interest under certain circumstances.

     State, Local and Foreign Income Taxes. In addition to the federal income tax consequences described above, shareholders should consider potential state, local and foreign tax consequences of an investment in MuniMae and are urged to consult their individual tax advisors in this regard. The rules of some states and localities for computing and/or reporting taxable income may differ from the federal rules. Interest income that is tax-exempt for federal purposes may be taxable by some states and localities.

     Under the tax laws of certain states, MuniMae may be subject to state income or franchise tax or other taxes that may be applicable to it. Such taxes will decrease the amount of income available to shareholders. Shareholders are advised to consult with their tax advisors concerning the tax treatment of MuniMae, and its effect on the shareholders, under the tax laws of the states applicable to MuniMae and the shareholders.

     Both the substantive features and the filing requirements of state income taxation of shareholders will vary according to factors which include, but are not limited to, the following: (i) the status of the shareholder; (ii) whether the state imposes personal or corporate income taxation or instead imposes a form of franchise, unincorporated business or occupational taxation; (iii) whether the state will allow credits or exemptions for income taxes to which a shareholder is subject in the shareholder's state or other jurisdiction of residence; (iv) the level of personal exemptions or credits allowed by the state and whether those exemptions or credits are required to be prorated based on the ratio of income from sources in the taxing state to total income; and (v) whether the applicable tax rate structure is applied on the basis of income from sources in the taxing jurisdiction or on the basis of total income of a nonresident taxpayer. We may be required to withhold state taxes from distributions to shareholders in some instances.

     THE SUMMARY OF TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND DOES NOT ADDRESS THE CIRCUMSTANCE OF ANY PARTICULAR SHAREHOLDER. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS.

                                  UNDERWRITING

     We intend to offer the shares in the United States through the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Warburg LLC, First Union Securities, Inc. and Legg Mason Wood Walker, Incorporated are acting as representatives. Subject to the terms and conditions described in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
             ----------                                       ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
UBS Warburg LLC.............................................
First Union Securities, Inc.................................
Legg Mason Wood Walker, Incorporated........................
                                                              ---------
                                                              3,000,000
             Total..........................................
                                                              =========

     The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a
concession not in excess of $     per share. The underwriters may allow, and the
dealers may re-allow, a discount not in excess of $     per share to other
dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before our expenses. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

                                                 PER SHARE    WITHOUT OPTION    WITH OPTION
                                                 ---------    --------------    -----------
Public offering price..........................      $              $                $
Underwriting discount..........................      $              $                $
Proceeds, before expenses, to us...............      $              $                $

     The expenses of the offering, not including the underwriting discount, are
estimated at $          .

OVER-ALLOTMENT OPTION

     We have granted options to the underwriters to purchase up to 450,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

     We have agreed, with exceptions, not to sell or transfer any common shares for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. All of our executive officers and directors have agreed, with exceptions, not to sell or transfer any common shares for 45 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

     - offer, pledge, sell or contract to sell any common shares,

     - sell any option or contract to purchase any common shares,

     - purchase any option or contract to sell any common shares,

     - grant any option, right or warrant for the sale of any common shares,

     - lend or otherwise dispose of or transfer any common shares,

     - request or demand that we file a registration statement related to the common shares or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NEW YORK STOCK EXCHANGE LISTING

     The shares are listed on the New York Stock Exchange under the symbol
"MMA."

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the shares is completed, Securities Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in the common shares in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common shares to stabilize its price or to reduce a short position may cause the price of the common shares to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     An affiliate of Merrill Lynch owns 1,250 term growth shares and 128,367 common shares and thus received approximately 2% of our net cash flow for the nine months ended September 30, 2000. We have also entered into various residual interest and interest rate swap transactions with Merrill Lynch on terms generally available in the marketplace.

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commission for these transactions.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for us by Clifford Chance Rogers & Wells LLP, New York, New York, and for the underwriters by Piper Marbury Rudnick & Wolfe LLP, Baltimore, Maryland. Clifford Chance Rogers & Wells LLP will rely as to certain matters of Maryland law on the opinion of Piper Marbury Rudnick & Wolfe LLP.

                                    EXPERTS

     The financial statements incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K, as amended, for the year ended December 31, 1999, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to management's estimates of fair value of mortgage revenue bonds and other bond-related investments as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given its authority as an expert in auditing and accounting.

PROSPECTUS

                                  $349,304,375

                     MUNICIPAL MORTGAGE AND EQUITY, L.L.C.
                  COMMON SHARES, PREFERRED SHARES AND WARRANTS
                            ------------------------

     Municipal Mortgage and Equity, L.L.C. (the "Company") may from time to time offer, together or separately, in one or more series: (i) growth shares of limited liability company interest ("Common Shares"); (ii) preferred shares of limited liability company interest ("Preferred Shares"); and (iii) warrants or other rights to purchase Common Shares, Preferred Shares, or any combination thereof, as may be designated by the Company at the time of the offering ("Warrants"), with an aggregate public offering price of up to $349,304,375, in amounts, at prices and on terms to be determined at the time of offering. The Common Shares, Preferred Shares and Warrants (collectively, the "Securities") may be offered, separately or together, in separate series and in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, in the case of Common Shares, the number of shares and the terms of the offering and sale; (ii) in the case of Preferred Shares, the number of shares, the specific title, the aggregate amount, any distribution (including the method of calculating payment of distributions), seniority, liquidation, redemption, voting and other rights, any terms for any conversion or exchange into other Securities, the initial public offering price and any other terms; and (iii) in the case of Warrants, the designation and number, the exercise price and any other terms in connection with the offering, sale and exercise of the Warrants. The Common Shares are listed on the New York Stock Exchange, Inc. ("NYSE") under the symbol "MMA."

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a national securities exchange of, the Securities covered by such Prospectus Supplement, not contained in this Prospectus.

     The Securities may be offered directly to one or more purchasers, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. The net proceeds to the Company from such sale will also be set forth in an accompanying Prospectus Supplement. No Securities may be sold by the Company without delivery of a Prospectus Supplement describing the method and terms of the offering of such series of Securities. See "Plan of Distribution."

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE SECURITIES.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                 The date of this Prospectus is June 30, 1998.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (of which this Prospectus is a part) on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities in respect of which this Prospectus is being delivered. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission, and in the exhibits thereto. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices listed below.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information filed with the Commission, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Company files its reports, proxy statements and other information with the Commission electronically. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. The Common Shares are listed on the NYSE, and reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company under the Exchange Act with the Commission and are incorporated by reference in this Prospectus:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by the Company's Form 10-K/A filed on May 29, 1998.

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as amended by the Company's Form 10-Q/A filed on May 29, 1998.

     3. The Company's Current Report on Form 8-K filed January 23, 1998.

     4. The Company's Current Report on Form 8-K filed January 29, 1998.

     5. The Company's Prospectus/Consent Solicitation Statement included in its Registration Statement on Form S-4 (File No. 33-99088), as declared effective by the Commission on May 29, 1996, as it relates to the description of the Company's Common Shares contained under the caption "Description of Shares" and incorporated by reference into Item 1 of Form 8-A filed with the Commission on July 25, 1996, pursuant to 12(b) of the Exchange Act, including all amendments and reports updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of filing hereof and prior to the date on which the Company ceases offering and selling Securities pursuant to this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus and the accompanying Prospectus Supplement are delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the Registration Statement to which this Prospectus relates or into such other documents. Requests for documents should be directed to Municipal Mortgage and Equity, L.L.C., 218 North Charles Street, Suite 500, Baltimore, Maryland 21201, Attention: Derek Cole, (410) 962-8044.

                                  THE COMPANY

     The Company is a self-advised and self-managed Delaware limited liability company which, together with its predecessor, has since 1986 been in the business of originating, investing in and servicing tax-exempt instruments backed by multifamily housing developments. The Company's investments principally represent interests in mortgage bonds which have been issued by state and local governments or their agencies or authorities to finance multifamily housing developments and other bond related investments (the "Mortgage Bonds"). The Company owns a portfolio of investments (the "Investments") secured directly or indirectly by properties (the "Properties") located in a variety of states. Certain of the Investments are participating Mortgage Bonds where the amount of the interest payments made to the Company is based, in part, on property performance, providing the Company the opportunity to realize greater returns if and to the extent property performance improves.

     As a limited liability company, the Company combines the limited liability, governance and management characteristics of a corporation with outside directors together with the pass-through income features of a partnership. As a result, the tax-exempt income derived from the investments may be passed through to shareholders. Approximately 85% of the Company's interest income in 1997 was tax-exempt.

     The principal executive offices of the Company are located at 218 North Charles Street, Suite 500, Baltimore, Maryland 21201, and its telephone number at that location is (410) 962-8044.

                                  RISK FACTORS

RISKS OF INVESTING IN MORTGAGE BONDS SECURED BY MULTIFAMILY APARTMENT PROPERTIES

     One of the major risks of investing in Mortgage Bonds secured by multifamily residential properties is the possibility that the property securing a Mortgage Bond (a "Mortgaged Property") will not generate income sufficient to meet its operating expenses, including debt service on the related Mortgage Bonds, or that the net proceeds of a sale of such Mortgaged Property will not be sufficient to repay the related Mortgage Bonds. In that event, delays in payments on the Mortgage Bonds and/or losses of principal on the Mortgage Bonds may occur. The factors affecting the operations of each Mortgaged Property and its potential for appreciation in value include general and local economic or market conditions, changes in neighborhood characteristics, changes in real estate taxes, insurance premiums, cost of utilities, changes in the amount of operating, administrative and maintenance costs relating to the Mortgaged Property, rental values, rent strikes, collection difficulties, governmental rules and fiscal policies, vandalism, uninsured losses and competition from existing and future housing complexes in the vicinity of the Mortgaged Properties. A significant portion of the Mortgaged Properties have failed in the past to meet required debt service under the Mortgage Bonds, and a number of the Mortgage Bonds have been refunded on terms which defer, and in certain circumstances reduce, the amounts payable thereunder. There can be no assurance that such defaults and refundings will not occur in the future.

INVESTMENTS IN JUNIOR MORTGAGES

     When the Company invests in mortgages (or related bonds) which are junior to senior mortgages on a particular property, the Company is subject to the risks of such investment, which include the risks that borrowers may not be able to make debt service payments on both the senior and the junior mortgages, that the value of the mortgaged property may be less than the amounts owed under both mortgages and that debt service collected on the junior mortgages may be lower than the Company's cost of funds. If any of the above occurred, the Company's ability to make expected distributions to the Company's shareholders could be adversely affected.

     The Company's business may be adversely affected by periods of economic slowdown or recession which may be accompanied by declining property values or performance, particularly declines in the value or performance of multifamily properties. Any material decline in property values increases the loan-to-value ratios of Mortgage Bonds previously issued, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. With respect to a significant portion of the Investments, a decline in performance of the related underlying multifamily properties will directly affect the Company's interest income. Significant declines in the late 1980s and early 1990s in the value of the underlying Properties and in cash flow on the Properties led to defaults on most of the bonds held by the Company's predecessor and to restructuring, refinancing or extension of many of such investments. There can be no assurance that similar problems may not occur in the future. See "-- Risks of Investing in Mortgage Bonds Secured by Multifamily Apartment Properties."

     Each Mortgage Bond owned by the Company is secured by an assignment to the Company of the related mortgage loan, which in turn is secured by a mortgage on the underlying property and assignment of rents. Although such Mortgage Bonds are issued by state or local governments or their agencies or authorities, the Mortgage Bonds are not general obligations of any state or local government, no government is liable under the Mortgage Bonds, nor is the taxing power of any government pledged to the payment of principal or interest under the Mortgage Bonds. In addition, the underlying mortgage loans are nonrecourse, which means that the owners of the underlying Properties, which are also the borrowers under the mortgage loans, are not liable for the payment of principal and interest under the loans except to the extent of cash flow from, and value of, the Properties. Accordingly, the sole source of funds for payment of principal and interest under the Mortgage Bonds is the revenue derived from operation of the Properties and amounts derived from the sale, refinancing or other disposition of such Properties.

RISKS OF SECURITIZATIONS

     The Company seeks to enhance its overall return on its Investments and to purchase additional investments through the securitization of part of its portfolio of Mortgage Bonds. In a typical securitization, Mortgage Bonds are sold and deposited into a trust. Short term floating rate interests in the trust, which have first priority on the cash flow from the Mortgage Bonds, are sold to third party investors and these interests are paid before the Company's residual interest described herein. The Company retains the residual cash flow from the trust and receives the proceeds from the sale of the floating rate interests less certain transaction costs. The Company will recognize taxable capital gains (or losses) upon the deposit of Mortgage Bonds in a trust. In the event the trust cannot meet its obligations, all or a portion of the deposited Mortgage Bonds may be distributed to the floating rate interest holders or sold to satisfy such obligations. Therefore, cash flow from these Mortgage Bonds may not be available to pay any amounts on the residual interest held by the Company and in the event of the liquidation of the Mortgage Bonds, no payment will be made to the Company except to the extent that the market value of the Mortgage Bonds exceeds the amounts due on the other obligations of the trust. Additional Mortgage Bonds may be pledged to secure repayment of the floating rate certificates. Upon any default in repayment of such certificates, the pledged Mortgage Bonds may be subject to foreclosure and sale and the Company may lose the cash flow therefrom, and/or its ownership interest therein. The Company may have a limited ability to remedy defaults inside the trust and prevent the loss of its investment in the residual interest. As a result of these securitizations, the Company generally owns higher yielding but riskier portions of bond related investments such as Residual Interest Tax Exempt Securities receipts ("RITES(R)"). Furthermore, the RITES(R) may be subject to call in certain circumstances which are beyond the control of the Company. Where the Mortgage Bonds bear fixed rates of interest, securitization may also create interest rate risks, as described below. See "-- Interest Rate Risks; Hedging Risks" below.

     The Company relies, in part, on securitizations to fund acquisitions of its investments. Accordingly, the ability of the Company to achieve its investment objectives depends on its ability to successfully securitize its Mortgage Bonds and manage its interest rate exposure. Certain of the Company's Mortgage Bonds may have credit or other characteristics which make them unsuitable for securitization at this time. Any failure to consummate securitization and interest rate swap transactions could reduce the Company's net interest income and have a material adverse effect on the Company's operations.

INTEREST RATE RISKS; HEDGING RISKS

     An increase in market interest rates may lead prospective purchasers of the Company's existing assets or holders of the Company's debt or equity securities to demand a higher annual yield than they would have otherwise and could increase the cost to the Company of borrowing funds for investment in additional assets, any of which could adversely affect the amount of funds available for distribution to the holders of Securities. Any increase in market interest rates also may reduce the market value of the Company's assets and the market value of the Securities.

     The results of the Company's operations depend on, among other things, the level of net interest income derived from the difference between the return on the securitized Mortgage Bonds and the short term floating rate payments owed to the floating rate certificate holders. While the interest rate on the securitized Mortgage Bonds is fixed, the third party holders of the floating rate certificates in the securitization are paid interest at a floating rate that is reset periodically. The Company, as holder of the residual trust interest, receives the balance of interest on the Mortgage Bonds not used to pay the third party trust certificates. Rising short term interest rates would therefore reduce the net interest income available to the Company, and possibly result in a loss.

     To reduce the Company's exposure to rising interest rates, the Company enters into interest rate swaps, which are contracts exchanging an obligation to pay a floating rate approximating the rate on the floating rate trust certificates for an obligation to pay a fixed rate. Net swap payments received by the Company, if any, will be taxable income, even though the investment being hedged pays tax-exempt interest. The interest rate swaps are for limited time periods which generally match the anticipated prepayment date of the underlying Mortgage Bond. However, there is no certainty that prepayment will occur at the end of the swap period, and the swap period is typically shorter than the term of the underlying bond. There can be no assurance that the Company will be able to acquire interest rate swaps at favorable prices, or at all, when the existing arrangements expire, in which case the Company would be fully exposed to the interest rate risks described above.

     To the extent that, from time to time, the Company repurchases the short term floating rate interests issued in connection with a securitization transaction, the Company may elect to keep in place any related swap to the extent that such swap is expected to be used in the future as a hedge with respect to another transaction. To the extent that a swap is not terminated at such time as the Company repurchases short term floating rate interests, the Company may be exposed to interest rate risks under such swap, particularly in a declining interest rate environment.

     Developing an effective interest rate risk management strategy is complex and no management strategy can completely insulate the Company from all potential risks associated with interest rate changes. In addition, hedging involves transaction costs. In the event the Company hedges against interest rate risks, the Company may substantially reduce its net income or adversely affect its financial condition. Furthermore, there can be no assurance that the Company's interest rate hedging activities will be effective.

     In the event that the Company purchases interest rate swaps or other instruments, the Company must rely for payment under these agreements on the creditworthiness of the counterparties which to date has been Merrill Lynch Capital Services, Inc. ("MLCS"). In addition, certain of the owners of the Properties have entered into interest rate swaps with Credit Suisse Financial Products under which the Property owner pays the counterparty a variable rate up to the cap in exchange for the counterparty's obligation to pay a fixed rate. To the extent that short term interest rates increase, the cash flow on such Property which may be distributed to the holder of the participating Mortgage Bond may decrease. There can be no assurance any third party will honor its payment obligations under the agreements. If the provider of such swap or other instrument becomes financially unsound or insolvent, the Company may be forced to unwind such swap or other instrument with such provider and may take a loss thereon. Further, the Company could suffer the adverse consequences against which the hedging transaction was intended to protect. No assurance can be given that the Company can avoid risks of third party insolvency.

     The Company may also engage in limited amounts of buying and selling of other mortgage hedging securities or other hedging products, including, but not limited to, buying and selling financial futures contracts and options on financial futures contracts and trading forward contracts in order to hedge commitments. These types of hedging devices and mortgage instruments are complex and can produce volatile results. Accordingly, there can be no assurance that the Company's hedging strategy will have the desired beneficial impact on the Company's cash flow and on the resulting distribution yield of the Securities.

CONFLICTS OF INTEREST

     Affiliates of certain directors and officers of the Company are responsible for a full range of property management functions for certain Mortgaged Properties for which they receive property management fees pursuant to management contracts. The Company's management believes that these contracts provide for fees which are at or below market rates for property management fees. These management contracts will continue to be renewed only if (i) such affiliates are providing such property management services at a price competitive with the prices which would be charged for such goods and services by independent parties for comparable goods and services in the same geographic location, and (ii) in the case of any management contract with any affiliate of any member of the Company's Board of Directors, such management contract is approved by the independent directors of the Company. Nonetheless, conflicts may exist in determining whether to renew or terminate these management contracts, and in setting the fees payable under such contracts, since any change in such fees could affect the amounts payable under the related Mortgage Bonds.

     Certain entities which control certain Mortgaged Properties are controlled by Mark K. Joseph, the Chairman of the Board and Chief Executive Officer of the Company. As a result, such entities could have interests which do not fully coincide with, or even are adverse to, the interests of the Company. Such entities could choose to act in accordance with their own interests, which could adversely affect the Company. Among the actions such entities could desire to take might be selling a Mortgaged Property, and thereby causing a redemption event, at a time and under circumstances which would not be advantageous to the Company.

     Management and certain affiliates own Term Common Shares, which participate in the cash flow of the Company. The Term Common Shares, which will be redeemed when the preferred equity of the Company issued in 1996 is fully redeemed, are expected to have little or no residual value, but while outstanding receive an aggregate of 2% of the net cash flow of the Company. While these shares remain outstanding, the holders may have conflicts of interest in determining whether redemption of the preferred equity issued in 1996 and Term Common Shares is in the best interest of the Company, in particular due to the limited residual value of the Term Common Shares. Holders of Term Common Shares also receive a greater return as cash flow increases in total, regardless of whether per share cash flow increases or there is a distribution to shareholders. See "Description of Preferred Shares."

DEPENDENCE ON KEY EMPLOYEES

     The Company is wholly dependent for the selection, structuring and monitoring of its Mortgage Bonds and other Investments on the diligence and skill of its executive officers, many of whom would be difficult to replace.

REGISTRATION UNDER THE INVESTMENT COMPANY ACT

     The Company at all times intends to conduct its business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Investment Company Act exempts entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" ("Qualifying Interests"). Under current interpretation of the staff of the Securities and Exchange Commission, in order to qualify for this exemption, the Company must maintain at least 55% of its assets directly in Qualifying Interests and the balance in real estate-type interests. For example, unless certain mortgage securities represent all of the certificates issued with respect to an underlying pool of mortgages, such mortgage securities may be treated as securities separate from the underlying mortgage loans and, thus, may not be considered Qualifying Interests for purposes of the 55% requirement. Similar interpretations mandate that the Company own "whole" bonds in order for its Mortgage Bonds to be Qualifying Interests. Based on advice of counsel, the Company believes it meets the 55% test. However, the Company's RITES(R) interests and certain of its Mortgage Bonds are not Qualifying Interests. The requirement that the Company maintain 55% of its assets in Qualifying Interests may inhibit the Company's ability to acquire certain kinds of assets or to securitize additional interests in the future. If the Company fails to qualify for exemption from registration as an investment company, its ability to maintain its financing strategies would be substantially reduced, and it would be unable to conduct its business as described herein. Such a failure to qualify could have a material adverse effect on the Company.

LIMITED OPERATING HISTORY DOES NOT PREDICT FUTURE PERFORMANCE

     The Company embarked on its acquisition growth strategy in 1996 and, accordingly, has not yet developed an extensive financial history or experienced a wide variety of interest rate fluctuations or market conditions. Consequently, the Company's financial results to date may not be indicative of future results. Furthermore, there can be no assurance that the Company will receive returns on its investments sufficient to compensate for interest rate and credit risks inherent in the Company's investment strategy.

FAILURE TO MANAGE EXPANSION MAY ADVERSELY AFFECT RESULTS OF OPERATIONS

     The Company's expansion as a result of its investment of the net proceeds of an offering may cause a significant strain on the Company's financial, management and other resources. To manage the Company's growth effectively, the Company must continue to improve and expand its existing resources and management information systems. If the Company is unable to manage growth effectively, the Company's financial conditions and results of operations may be adversely affected.

INVESTMENTS IN MORTGAGE BONDS AND RITES(R) MAY BE ILLIQUID

     The Company's Investments lack a regular trading market and may be illiquid. In addition, during turbulent market conditions, the liquidity of all of the Company's Investments may be adversely impacted. There is no limit to the percentage of the Company's assets that may be invested in illiquid Mortgage Bonds and RITES(R). In the event the Company required additional cash, the Company may be required to liquidate its Investments on unfavorable terms which could substantially reduce the value of the Securities.

ENVIRONMENTAL MATTERS

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances released on, above, under or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of such removal or remediation could be substantial and could negatively impact the availability of property cash flow for payments on the Investments. Phase I environmental site assessments (which involve inspection without soil sampling or groundwater analysis) have been conducted by independent environmental consultants ("Phase I Assessments") with respect to most, but not all, of the Properties. The assessments that have been completed have not revealed any environmental conditions as of the time such studies were completed which the Company believes would have a material adverse effect on its business, assets or results of operations. No assurance can be given that these Phase I Assessments or the Company's inspections have revealed all environmental liabilities and problems relating to the Properties or that nothing has occurred since the completion of such Phase I Assessments. Management is not aware of any material environmental problems with respect to the Properties. No assurance can be given that the Properties on which no environmental assessment was conducted do not contain regulated toxic or hazardous substances.

BOARD OF DIRECTORS' ABILITY UNILATERALLY TO EFFECT CHANGES IN INVESTMENT, FINANCING AND CERTAIN OTHER POLICIES

     The major policies of the Company, including its policies with respect to acquisitions, financing, growth, debt, capitalization and distributions, will be determined by the Company's Board of Directors. Although the Board of Directors of the Company has no present intention to change the Company's business plan, the Board of Directors may amend or revise these and certain other policies from time to time without a vote of the Company's shareholders. Accordingly, the Company's shareholders will have no control over changes in the policies of the Company (except for certain policies directly affecting holders of the Company's preferred shares), and changes in the Company's policies may not fully serve the interests of all of the Company's shareholders.

PROVISIONS THAT MAY DISCOURAGE CHANGES OF CONTROL

     The Company's organizational documents contain provisions that may be deemed to have an anti-takeover effect, including the staggered terms of the Company's directors, business combination and fair price provisions and control share acquisition provisions. The Company has adopted a shareholder rights plan. Further, the employment agreements of certain of the officers provide them with substantial payments should their employment terminate as a result of a change of control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and management and in the policies formulated by the Board of Directors and to discourage an unsolicited takeover of the Company if the Board of Directors determines that such takeover is not in the best interests of the persons to which the Board of Directors feels it owes a fiduciary duty, including the Company's shareholders. These provisions may, however, have the effect of delaying, deferring or preventing a takeover attempt that a shareholder might consider to be in the shareholder's best interest, including offers that might result in a premium over market price for the Common Shares. These provisions may reduce interest in the Company as a potential acquisition target or reduce he likelihood of a change in the management or voting control of the Company without the consent of the then incumbent Board of Directors. In addition, in the event that certain business combination or share acquisition transactions occur, and the Company's special shareholder does not approve of such transaction, such special shareholder has the right to withdraw as a shareholder of the Company; and in the event of such withdrawal, (i) the Company would be obligated to pay the withdrawing special shareholder $1,000,000, and (ii) a new special shareholder might have to be found in order to ensure that the Company is not deemed to be taxable as a corporation, any of which may have an adverse effect on the Company or the Common Shares.

ISSUANCE OF ADDITIONAL SECURITIES

     The Company may issue additional securities, including additional preferred interests in the Company, in the public or private market to obtain funds for the acquisition of additional assets or may exchange such securities for additional assets. The ability of the Company to sell or exchange such securities will depend on conditions then prevailing in the relevant capital markets and the Company's results of operations, financial condition and business prospects. The issuance of such additional securities will not be subject to the approval of the holders of Securities, could affect the timing and amount of distributions to the holders of Securities, and may affect the trading price of the Securities. The holders of Securities will not have any preemptive rights in connection with the issuance of any additional securities of the Company.

FORWARD-LOOKING STATEMENTS

     This Prospectus, the accompanying Prospectus Supplement and the other reports incorporated by reference contain certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from results or plans expressed or implied by such forward-looking statements. Such factors include, among other things, adverse changes in the real estate markets, risk of default under the Mortgage Bonds, financial condition and bankruptcy of tenants, interest rate fluctuations, tax treatment of the Company and its Investments, environmental/safety requirements, adequacy of insurance coverage, and general and local economic and business conditions. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included or incorporated by reference in this Prospectus or the accompanying Prospectus Supplement will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information, including the information presented herein and under "The Company," should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

      RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

     The following are ratios of consolidated earnings to combined fixed charges and preferred dividends for the Company for each of the years ended December 31, 1997, 1996, 1995, 1994 and 1993 and for the three months ended March 31, 1998 and 1997.

                                                                                       THREE
                                                                                       MONTHS
                                                                                       ENDED
                                             FISCAL YEAR ENDED DECEMBER 31,          MARCH 31,
                                         ---------------------------------------    ------------
                                         1997    1996    1995     1994     1993     1998    1997
                                         ----    ----    -----    -----    -----    ----    ----
Ratio..................................  8.9     10.7    507.7    592.1    323.8    9.4     7.6

     For purposes of computing this ratio, earnings represent earnings from continuing operations. Combined fixed charges include management's estimate of the interest portion of operating lease rentals based on one third of such rentals. For the periods in which Preferred Shares were outstanding, preferred dividend requirements represent the share of net income that is allocable to Preferred Shares, Preferred CD Shares and Term Growth Shares.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net cash proceeds from the sale of Securities in respect of which this Prospectus is being delivered for general corporate purposes, including new investments and working capital. Pending such uses, the Company may invest such net proceeds in short term liquid investments. Any specific allocation of the net proceeds of an offering of Securities to a specific purpose will be determined at the time of such offering and will be described in the related Prospectus Supplement.

                          DESCRIPTION OF COMMON SHARES

     The following brief description of the Common Shares does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Amended and Restated Certificate of Formation and Operating Agreement (the "Operating Agreement") and By-laws, copies of which are exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

     The Operating Agreement does not limit the number of Common Shares which the Company's Board of Directors may cause the Company to issue. The Company had 14,359,407 Common Shares outstanding at March 31, 1998. The Company will pay distributions to holders of the Common Shares on a pro rata basis when declared by its Board of Directors out of funds legally available therefor. Distributions to the holders of Common Shares are subject to preferences on distributions on the Company's then Outstanding Preferred Shares (as defined below), and any other preferred securities which may be issued by the Company in the future.

     Holders of Common Shares have no preemptive, conversion, sinking fund or cumulative voting rights. The shares of Common Shares are not redeemable, except pursuant to certain anti-takeover provisions adopted by the Company.

     The Operating Agreement and By-laws of the Company set forth the relationship of the shareholders to the Company and to one another and the manner in which the Company will conduct its operations, much like the articles and bylaws of a Delaware corporation or the partnership agreement of a Delaware general or limited partnership. While, as a limited liability company, the Company is not subject to the Delaware General Corporation Law (the "DGCL"), the Delaware Limited Liability Company Act permits a limited liability company agreement to provide, and the Operating Agreement and By-laws of the Company do provide, that the management of a limited liability company shall be conducted by a board of directors and officers designated by such board and that the holders of shares in such limited liability company (as is the case with the holders of the Common Shares) be afforded substantially all of the rights that are afforded holders of the common shares issued by a corporation organized under the DGCL. In all material respects, the fiduciary duties of the directors and officers of the Company and any duties of shareholders of the Company and their affiliates are the same as those applicable under the DGCL.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Shares is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016, telephone number (908) 272-8511.

                        DESCRIPTION OF PREFERRED SHARES

     Under the Company's Operating Agreement, the Company's Board of Directors (without any further vote or action by the Company's shareholders) is authorized to provide for the issuance, in one or more series, of an unlimited amount of Preferred Shares. The Board of Directors is authorized to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each series thereof by resolution authorizing the issuance of such series.

OUTSTANDING PREFERRED SHARES

     In connection with the merger of its predecessor with the Company in 1996, the Company issued the original preferred shares (the "Original Preferred Shares") and Preferred CD Shares (collectively, the "Outstanding Preferred Shares"). The Company is required to distribute to the holders of the Outstanding Preferred Shares cash flow attributable to such shares (defined in the Operating Agreement to be the cash flow derived from a specific pool of 22 Mortgage Bonds (the "Original Bonds")). In addition, the Company is required to distribute 2% of the Company's net cash flow to the holders of the 2,000 shares of Term Common Shares.

     As of March 31, 1998, there were 22,940 Original Preferred Shares and 11,860 Preferred CD Shares outstanding. The Company does not intend to issue any shares of the series of Outstanding Preferred Shares. The terms of the Outstanding Preferred Shares require that no other Preferred Shares be senior in rank or priority of payment to the Outstanding Preferred Shares with respect to the cash flow from the Original Bonds.

     The description below sets forth certain general terms and provisions of the Company's Preferred Shares to which a Prospectus Supplement may relate. The specific terms of any series of Preferred Shares in respect of which this Prospectus is being delivered (the "Offered Preferred Shares") will be described in the Prospectus Supplement relating to such Offered Preferred Shares. The following summary of certain provisions governing the Company's preferred shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Operating Agreement and the resolutions of the Board of Directors relating to each particular series of Offered Preferred Shares in connection with such Offered Preferred Shares.

     If so indicated in the applicable Prospectus Supplement, the terms of any series of Offered Preferred Shares may differ from the terms set forth below, except those terms required by the Operating Agreement.

GENERAL

     The Offered Preferred Shares, when issued in accordance with the terms of the Operating Agreement and of the applicable resolutions of the Board of Directors and as described in the applicable Prospectus Supplement, will be fully paid and non-assessable.

     To the extent not fixed in the Operating Agreement, the relative rights, preferences, powers, qualifications, limitations or restrictions of the Offered Preferred Shares of any series will be fixed pursuant to resolutions of the Board of Directors relating to such series. The Prospectus Supplement relating to the Offered Preferred Shares of each such series shall specify the terms thereof, including:

          (1) The class, series title or designation and stated value (if any) for such Offered Preferred Shares;

          (2) The maximum number of shares of Offered Preferred Shares in such series, the liquidation preference per share and the offering price per share for such Offered Preferred Shares;

          (3) The distribution preferences and the distribution rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Offered Preferred Shares;

          (4) The date from which distributions on such Offered Preferred Shares will accumulate, if applicable, and whether distributions will be cumulative;

          (5) The provisions for a retirement or sinking fund, if any, with respect to such Offered Preferred Shares;

          (6) The provisions for redemption, if applicable, of such Offered Preferred Shares;

          (7) The voting rights, if any, of shares of such Offered Preferred Shares;

          (8) Any listing of such Offered Preferred Shares for trading on any securities exchange or any authorization of such Offered Preferred Shares for quotation in an interdealer quotation system of a registered national securities association;

          (9) The terms and conditions, if applicable, upon which such Offered Preferred Shares will be convertible into, or exchangeable for, any other equity securities of the Company, including the title of any such securities and the conversion or exchange price therefor;

          (10) A discussion of federal income tax considerations applicable to such Offered Preferred Shares; and

          (11) Any other specific terms, preferences, rights, limitations or restrictions of such Offered Preferred Shares.

     Subject to the terms of the Operating Agreement and to any limitations contained in the resolutions of the Board of Directors pertaining to any series of Outstanding Preferred Shares, the Company may issue additional series of Preferred Shares at any time or from time to time, with such powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as the Board of Directors shall determine, all without further action of the shareholders, including the holders of any series of Outstanding Preferred Shares of the Company.

DISTRIBUTIONS

     Holders of any series of Offered Preferred Shares will be entitled to receive cash distributions when, as and if declared by the Board of Directors of the Company out of funds of the Company legally available therefor, at such rate and on such dates as will be set forth in the applicable Prospectus Supplement. Each distribution will be payable to holders of record as they appear on the share ledger of the Company on the record date fixed by the Board of Directors. Distributions, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement.

LIQUIDATION RIGHTS

     The Company's Operating Agreement provides that, in the event of a liquidation or dissolution of the Company, or a winding up of its affairs, whether voluntary or involuntary, or in the event of a merger or consolidation of the Company, no distributions will be made to holders of any class of the Company's capital shares until after payment or provision for payment of the debts or liabilities of the Company. The holders of the Outstanding Preferred Shares have priority on the proceeds derived from the liquidation of the Original Bonds and to the allocation of items of income and deduction up to the value of their respective capital accounts. The applicable Prospectus Supplement will specify the amount and type of distributions to which the holders of any series of Offered Preferred Shares would be entitled upon the occurrence of any such event.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the Offered Preferred Shares will be redeemable in whole or in part at the option of the Company, at the times, at the redemption prices and in accordance with any additional terms and conditions set forth therein. The Operating Agreement provides that the Company may not redeem shares of any series until all of the Outstanding Preferred Shares are redeemed.

VOTING RIGHTS

     Except as indicated in the applicable Prospectus Supplement, or except as expressly required by applicable law, the holders of any series of Offered Preferred Shares will not be entitled to vote.

CONVERSION

     The terms and conditions, if any, on which shares of the Offered Preferred Shares are convertible into any other class of the Company's securities will be set forth in the Prospectus Supplement relating thereto. Such terms will include the designation of the security into which such shares are convertible, the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holder or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the Offered Preferred Shares. In the case of conversion of the Offered Preferred Shares into

Common Shares or into any other security of the Company for which there exists an established public trading market at the time of such conversion, such terms may include provisions under which the amount of such security to be received by the holders of the Offered Preferred Shares would be calculated according to the market price of such security as of a time stated in the Prospectus Supplement.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Offered Preferred Shares will be named in the applicable Prospectus Supplement.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Common Shares, Preferred Shares or any combination thereof. Warrants may be issued independently, together with any other Securities offered by a Prospectus Supplement, and may be attached to or separate from such Securities. Warrants may be issued under warrant agreements (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (i) the title of such Warrants; (ii) the aggregate number of such Warrants; (iii) the price or prices at which such Warrants will be issued; (iv) the designation, number and terms of the Common Shares, Preferred Shares or combination thereof, purchasable upon exercise of such Warrants; (v) the designation and terms of the other Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Security; (vi) the date, if any, on and after which such Warrants and the related underlying Securities will be separately transferable; (vii) the price at which each underlying Security purchasable upon exercise of such Warrants may be purchased; (viii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (ix) the minimum amount of such Warrants which may be exercised at any one time; (x) information with respect to book-entry procedures, if any; (xi) a discussion of any applicable federal income tax considerations; and (xii) any other terms of such Warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of such Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through underwriters or dealers, directly to other purchasers, or through agents. The Prospectus Supplement with respect to any Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers or agents, the price of the offered Securities and the net proceeds to the Company from such sale, any underwriting discounts or other items constituting underwriters' compensation, any discounts or concessions allowed or reallowed or paid to dealers and any national securities exchanges on which such Securities may be listed.

     If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public price or at varying prices determined at the time of sale. The underwriter or underwriters with respect to a particular underwritten offering of Securities will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters or agents to purchase the Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If a dealer is utilized in the sale of any Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     Securities may be sold directly by the Company to one or more institutional purchasers, or through agents designated by the Company from time to time, at a fixed price, or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of the Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters, agents, and dealers participating in the distribution of the Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     Unless otherwise specified in the applicable Prospectus Supplement, each series of Securities, other than the Common Shares, will be a new issue with no established trading market. Any Common Shares sold pursuant to a Prospectus Supplement will be listed on the NYSE subject to official notice of issuance. The Company may elect to list any series of the Securities on an exchange, but it is not obligated to do so. Any underwriters to whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities.

     Under agreements entered into with the Company, underwriters, dealers, and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto. Underwriters, dealers, or agents and their associates may be customers of, engage in transactions with and perform services for, the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Securities may not be sold unless they have been registered or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of Securities offered hereby may not engage in market making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1997 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to management's estimates of fair value of mortgage revenue bonds and other bond related investments as described in Note 2 to the financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Rogers & Wells LLP, New York, New York.

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                                3,000,000 SHARES

                                    MUNIMAE
                        MUNICIPAL MORTGAGE & EQUITY, LLC

                                 COMMON SHARES

                       ---------------------------------

                             PROSPECTUS SUPPLEMENT
                       ---------------------------------

                              MERRILL LYNCH & CO.

                                UBS WARBURG LLC

                          FIRST UNION SECURITIES, INC.

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                                            , 2001

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